UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 1)

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☐	Definitive Proxy Statement

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☐	Soliciting Material Under Rule 14a-12

CIRCOR INTERNATIONAL, INC.
(Name of Registrant as Specified in Its Charter)

GAMCO ASSET MANAGEMENT INC. MARIO J. GABELLI DANIEL R. LEE BRUCE M. LISMAN
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 1, 2020

GAMCO ASSET MANAGEMENT INC.

___________________, 2020

Dear Fellow Stockholder:

GAMCO Asset Management Inc. (“GAMCO Asset Management”) and the other participants in this solicitation (collectively, “GAMCO” or “we”) are the beneficial owners of an aggregate of [2,326,369] shares of common stock, $.01 par value per share (the “Common Stock”), of CIRCOR International, Inc., a Delaware corporation (“CIRCOR” or the “Company” or the “Issuer”), representing approximately [11.68]% of the outstanding shares of Common Stock. For the reasons set forth in the attached Proxy Statement, we are seeking representation on the Board of Directors of the Company (the “Board”). We are seeking your support at the annual meeting of stockholders scheduled to be held at [___________, ____________, __________ _____] on [_______, ____ __], 2020, at 12:00 p.m. local time, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.	To amend the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to implement a majority voting standard for uncontested director elections to first take effect at the Annual Meeting of Stockholders in 2021;
2.	To amend the Certificate of Incorporation to declassify the Board;
3.	To elect two GAMCO director nominees, Daniel R. Lee and Bruce M. Lisman (each a “Nominee” and, collectively, the “Nominees”), to the Board as Class III directors, for one-year terms to continue until the Annual Meeting of Stockholders in 2021 and until each such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal or, if Proposal 2 is not approved, for three-year terms, such terms to continue until the Annual Meeting of Stockholders in 2023 and until each director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal;
4.	To consider an advisory vote approving the compensation of the Company’s Named Executive Officers; and
5.	To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

We believe that the Company is in need of fresh perspectives focused on enhancing stockholder value, which, we believe, the Nominees will provide.

There are currently eight directors serving on the Board, two of whose terms expire at the Annual Meeting. Through the attached Proxy Statement and enclosed BLUE proxy card, we are soliciting proxies to elect only our two Nominees. Accordingly, the enclosed BLUE proxy card does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s director nominees.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the stockholders on or about April [___], 2020.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact GAMCO at our address listed below.

Thank you for your support.

/s/ Robert Leininger

Robert Leininger

Chairman, Proxy Voting Committee
GAMCO Asset Management Inc.

Sign, date and return the BLUE proxy card today.

Important!

1.             Regardless of how many shares you own, your vote is very important. Please sign, date and mail the enclosed BLUE proxy card. You may also vote via the Internet or by telephone by following the voting instructions on the BLUE proxy card.

Please vote each BLUE proxy card you receive since each account must be voted separately.

Only your latest dated proxy counts.

2.             We urge you NOT to sign any white proxy card sent to you by CIRCOR.

3.             Even if you have sent a white proxy card to CIRCOR, you have every right to change your vote. You may revoke that proxy by signing, dating and mailing the enclosed BLUE proxy card in the enclosed envelope.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of GAMCO’s proxy materials,

please contact GAMCO at the phone number listed below.

GAMCO Asset Management Inc.

One Corporate Center

Rye, New York 10580

(800) 422-3554

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 1, 2020

2020 ANNUAL MEETING OF STOCKHOLDERS
OF
CIRCOR INTERNATIONAL, INC.
_________________________

PROXY STATEMENT
OF
GAMCO ASSET MANAGEMENT INC.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

GAMCO Asset Management Inc. (“GAMCO Asset Management”), Mario J. Gabelli and certain of their affiliates (collectively, “GAMCO” or “we”) are significant stockholders of CIRCOR International, Inc., a Delaware corporation (“CIRCOR” or the “Company” or the “Issuer”), owning in the aggregate approximately [11.68]% of the outstanding shares of common stock, $.01 par value per share (the “Common Stock”), of the Company. We are seeking to add representatives on the Board of Directors of the Company (the “Board”) because we believe that the Board could be improved by the addition of directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to enhance stockholder value. We are seeking your support at the annual meeting of stockholders scheduled to be held at [___________, ____________, __________ _____] on [_______, ____ __], 2020, at 12:00 p.m. local time, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.	To amend the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to implement a majority voting standard for uncontested director elections to first take effect at the Annual Meeting of Stockholders in 2021;
2.	To amend the Certificate of Incorporation to declassify the Board;
3.	To elect two GAMCO director nominees, Daniel R. Lee and Bruce M. Lisman (each a “Nominee” and, collectively, the “Nominees”), to the Board as Class III directors, for one-year terms to continue until the Annual Meeting of Stockholders in 2021 and until each such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal or, if Proposal 2 is not approved, for three-year terms, such terms to continue until the Annual Meeting of Stockholders in 2023 and until each director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal;
4.	To consider an advisory vote approving the compensation of the Company’s Named Executive Officers (the “Say-on-Pay Proposal”); and
5.	To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

There are currently eight directors serving on the Board, two of whose terms expire at the Annual Meeting. Through the attached Proxy Statement and enclosed BLUE proxy card, we are soliciting proxies to elect only our two Nominees. Accordingly, the enclosed BLUE proxy card does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s director nominees.

As of the date hereof, GAMCO Asset Management and its affiliates collectively own [2,326,369] shares of Common Stock, constituting approximately [11.68]% of the outstanding shares of Common Stock. We intend to vote such shares of Common Stock [_____] the implementation of a majority voting standard, [____] the declassification of the Board, FOR the election of the Nominees and [____] on the approval of the Say-on-Pay Proposal.

The Company has set the close of business on [_______], 2020 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 30 Corporate Drive, Suite 200, Burlington, Massachusetts 01803. Stockholders of record at the close of business on the Record Date will be entitled to notice of, and to vote at the Annual Meeting. According to the Company, as of the Record Date, there were [__,___,___] shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY GAMCO AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH GAMCO IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

GAMCO URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at

[_________________]

______________________________

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IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. GAMCO urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with GAMCO’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to GAMCO in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominees only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

GAMCO Asset Management Inc.

One Corporate Center

Rye, New York 10580

(800) 422-3554

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Background to the Solicitation

The following is a chronology of material events leading up to this proxy solicitation.

•	On May 23, 2019, GAMCO filed Amendment No. 36 to the Schedule 13D with the following Item 4 language:

On May 21, 2019, the Issuer announced that it had previously received and rejected an unsolicited, non-binding proposal from an interested party to acquire all the outstanding shares of the Issuer.  The proposal was received by the Issuer on April 30, 2019, and rejected by the Issuer’s Board of Directors, reportedly, on May 13, 2019.  The Issuer disclosed this proposal to its stockholders after the offer was first publicized by the interested party.

GAMCO’s proxy voting committee believes, in this case, the Issuer’s transparency was not in line with best corporate governance practices. Therefore GAMCO’s proxy voting committee has determined that it will solicit candidates for possible nomination to the Issuer’s Board of Directors as well as evaluate other alternatives to improve corporate governance.

•	On June 17, 2019, Crane Co. (“Crane”) launched an unsolicited tender offer to acquire all of the shares of the Company’s Common Stock for $45.00 per share, which was increased to $48.00 per share on July 8, 2019.
•	On July 10, 2019, GAMCO filed Amendment No. 38 to the Schedule 13D with the following Item 4 language:

On July 8, 2019, the Issuer announced that Crane Co. (“Crane”) has commenced a revised tender offer to acquire all of the outstanding shares of the Issuer’s common stock for $48.00 per share in cash.

GAMCO reviewed the revised offer and strongly encourages the Issuer’s Board of Directors (the “Board”) to engage with Crane as well as any other interested parties.  GAMCO believes engagement with Crane or any other interested parties can be beneficial to shareholders even if those discussions stop short of triggering due diligence requirements.

GAMCO’s proxy voting committee (“PVC”) will monitor the Board’s actions as it continues to consider the submission of director nominations to the Issuer’s Board.  In addition, the PVC is also considering the submission of a shareholder proposal requesting the Issuer combine the positions of Chairman and CEO.

Furthermore, on July 10, 2019, the Reporting Persons sent a letter to the Issuer’s CEO.  A copy of the letter is attached as Exhibit A.

The above-referenced letter expressed GAMCO’s belief that the Company could benefit from a combined Chairman and CEO and encouraged the Company to discuss Crane’s offer.

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•	On July 18, 2019, GAMCO filed Amendment No. 39 to the Schedule 13D with the following Item 4 language:

On July 8, 2019, the Issuer announced that Crane Co. (“Crane”) has commenced a revised tender offer to acquire all of the outstanding shares of the Issuer’s common stock for $48.00 per share in cash.  The tender offer is scheduled to expire on July 19, 2019.

The Reporting Persons are participating in the tender offer and again express our belief that the Issuer’s Board of Directors (the “Board”) should engage with Crane as well as any other interested parties for the benefit of all shareholders.

In addition, individuals have contacted GAMCO’s proxy voting committee (“PVC”) and expressed their willingness to serve shareholders on the Issuer’s Board.  GAMCO’s PVC will continue to monitor the Board’s actions as it considers the submission of director nominations to the Issuer’s Board.

•	On July 18, 2019, GAMCO filed Amendment No. 40 to Schedule 13D with the following Item 4 language:

On July 18, 2019, the Reporting Persons issued a press release regarding the tender offer by Crane Co. to acquire all of the outstanding shares of the Issuer’s common stock for $48.00 per share in cash. A copy of the press release is attached as Exhibit A.

The above referenced press release announced GAMCO’s intention to tender its shares into Crane’s tender offer and encouraged the Board to engage with CIRCOR as well as any other interested parties for the benefit of all stockholders. GAMCO noted that its PVC will continue to monitor the Board’s actions as it considers the submission of director nominations to the Annual Meeting.

•	On July 19, 2019, Crane’s tender offer expired, with certain conditions remaining unsatisfied. Crane did not waive the conditions. Crane did not accept any tendered shares and instructed its depositary to return all tendered shares.
•	On August 13, 2019, GAMCO filed Amendment No. 41 to Schedule 13D with the following Item 4 language:

On July 18, 2019, the Report[ing] Persons indicated that individuals have contacted GAMCO’s proxy voting committee (“PVC”) and expressed their willingness to serve stockholders on the Issuer’s Board of Directors (the “Board”).  GAMCO’s PVC continues to receive interest from potential candidates.  GAMCO will monitor the actions of the Board as it evaluates the submission of nominations for consideration at the Issuer’s 2020 Annual Meeting of Stockholders.

In addition, GAMCO, pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, intends on presenting a proposal to the Issuer, for inclusion in the Proxy and Proxy Statement for the Issuer's 2020 Annual Meeting of Stockholders, requesting that the Issuer's Board undertake the necessary steps to effectuate the combination of the principal executive officer and board chairman positons.  For clarity, in the case of CIRCOR we believe the Issuer’s Chief Executive Officer should also hold the title of Chairman of the Board.

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GAMCO did not ultimately submit a Rule 14a-8 proposal as referenced above.

•	On November 6, 2019, the Company announced that subject to shareholder approval at the 2020 Annual Meeting the Board would begin the process of declassification and would adopt a majority voting standard for uncontested director election. The Company also announced the Board intended to adopt a policy for periodic rotation of the chair of the Board and the chair of each Board committee.
•	On November 18, 2019, GAMCO filed Amendment No. 42 to Schedule 13D with the following Item 4 language:

On November 18, 2019, GAMCO issued a press release commenting on the Issuer’s upcoming 2020 Annual Meeting of Stockholders. A copy of the press release is attached hereto as Exhibit A.

The above referenced press release set forth the PVC’s preliminary reflections on the 2020 proxy season with respect to several of GAMCO’s portfolio companies, including CIRCOR. The PVC indicated that GAMCO was reviewing potential director candidates for election at the Annual Meeting.

•	On February 6, 2020, GAMCO filed Amendment No. 44 to Schedule 13D with the following Item 4 language:

On February 6, 2020, GAMCO, on behalf of its investment advisory clients, sent notice to the Issuer of its intent to nominate Mr. Daniel R. Lee and Mr. Bruce M. Lisman as candidates for election by stockholders to the Board of Directors of the Issuer at the Issuer's 2020 Annual Meeting of Stockholders.

•	On February 7, 2020, the Company filed a Current Report on Form 8-K acknowledging receipt of GAMCO’s intention to nominate directors.
•	On February 14, 2020, the Company’s legal advisers at Ropes & Gray LLP sent a letter to GAMCO asking for confirmation that certain disclosure requirements under the Company’s Amended and Restated By-laws (the “Bylaws”) have been fulfilled with respect to the nomination notices provided by GAMCO in connection with the nominations of Mr. Lee and Mr. Lisman.
•	On February 18, 2020, Helmuth Ludwig, director of the Company, sent an email to Mr. Lisman requesting that he complete the Company’s standard director and officer questionnaire, execute an authorization form permitting a background check and indicate his availability for in-person discussion of his nomination. On the same day Mr. Ludwig sent a similar request to Mr. Lee via a letter.
•	On February 21, 2020, GAMCO sent a letter to the Company’s legal advisers confirming the fulfillment of certain disclosure requirements requested by the Company without confirming or admitting that there was any merit to the request. GAMCO further noted that the completion of questionnaires and background checks are not required under the Bylaws in order to validly nominate candidates to the Company’s Board. GAMCO also indicated “we are prepared to make our Nominees available to complete the requested questionnaires and submit for background checks, but only after we have reached a framework for a settlement to avoid a proxy contest that will benefit all stockholders of CIRCOR.” GAMCO added it would prefer to deal directly with management and Board as opposed to the Company’s intermediaries.
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•	On February 25, 2020, Mr. Lee wrote an email to Mr. Ludwig indicating his willingness to be interviewed by the Company’s Nominating and Corporate Governance Committee, indicating he would complete the director and officer questionnaire and providing the requested authorization form for a background check.
•	On March 3, 2020, GAMCO emailed to the Company a copy of Mr. Lee’s completed questionnaire in-line with Mr. Lee’s communication to the Company that he would provide the Company with his completed questionnaire.
•	On March 4, 2020, GAMCO sent a letter to Mr. Ludwig indicating that “our Nominees are highly-qualified and accomplished individuals with the skills and experience necessary to help lead CIRCOR at this critical time.” GAMCO further noted that interviews are not required under the Bylaws in order to validly nominate candidates for election to the Company’s Board. GAMCO indicated to the Company that “we are prepared to make our Nominees available for interviews, but only after we have reached a framework for a settlement to avoid a proxy contest that will benefit all stockholders of CIRCOR.”
•	On March 18, 2020, representatives of GAMCO had a phone call with representatives of CIRCOR. On the call, GAMCO indicated that its issues with the Board have been publicly disclosed since May 2019. GAMCO indicated that there are multiple options the Company has at its disposal to avoid a costly and distractive proxy contest. GAMCO further indicated that its PVC would explore any options the Company presents in hopes to avoid a proxy contest.
•	On March 18, 2020, the Company filed its preliminary proxy statement.
•	On March 25, 2020, GAMCO filed its preliminary proxy statement.
•	On March 26, 2020, representatives of GAMCO had a phone call with representatives of CIRCOR. On the call, both sides discussed possible ways a proxy contest could be avoided, however, no immediate resolution was reached.

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REASONS FOR THE SOLICITATION

GAMCO BELIEVES THAT NEW INDEPENDENT DIRECTORS ARE NEEDED IN CIRCOR’S BOARDROOM TO HELP ENSURE THAT THE BOARD IS RESPONSIVE TO THE BEST INTEREST OF ITS STOCKHOLDERS

GAMCO believes that new independent directors are needed in the boardroom to ensure the Board does not fail to pursue value-creating opportunities that are in the best interest of stockholders.

We are Concerned by the Board’s Lack of Transparency With Its Stockholders

On May 21, 2019, the Company announced that it had previously received and rejected an unsolicited, non-binding proposal from an interested party to acquire all the outstanding shares of CIRCOR.  The proposal was received by the Company on April 30, 2019, and rejected by the Board, reportedly, on May 13, 2019.  The Company disclosed this proposal to its stockholders after the offer was first publicized by the interested party. GAMCO believes the offer was credible and the Board’s transparency was not in line with best corporate governance practices.

We are Concerned with CIRCOR’s Corporate Governance, As the Board Rejected a Takeover Offer Where a Majority of Shares Were Tendered

On July 8, 2019, Crane announced it commenced a revised tender offer to acquire all of the outstanding shares of CIRCOR’s common stock for $48.00 per share in cash. The tender offer was scheduled to expire on July 19, 2019. On July 22, 2019, Crane reported that as of the expiration of the tender offer a total of 13,027,781 CIRCOR shares had been validly tendered and not validly withdrawn from the tender offer, representing, together with the 260,255 shares (or approximately 1.3% of the outstanding) already owned by Crane, approximately 66.77% of all CIRCOR shares issued and outstanding. As of the expiration of the tender offer, certain conditions of the tender offer were not satisfied therefore no CIRCOR shares were purchased by Crane or affiliates in the tender offer. During the tender offer, GAMCO publicly encouraged CIRCOR’s Board to engage with Crane as well as any other interested parties for the benefit of all stockholders. Given the overwhelming result of the tender offer, together with the Board’s apparent refusal to engage with Crane, GAMCO believes the actions of the Board were not in line with best corporate governance practices.

We are Concerned with the Board’s Apparent Lack of Engagement with Crane.

On July 11, 2019, it appears the Board decided to not engage with Crane in a potential acquisition of the Company by Crane even after Crane raised its offer to $48.00 per share (from $45.00) and indicated a willingness to negotiate and possibly bid higher. CIRCOR’s stock closed at $34.21 the day prior to Crane’s offer, and the stock has since traded down to $[11] as of March [24], 2020.  With the apparent decision by the Board to not explore this value surfacing opportunity, stockholders were left with the Company’s existing business plan.

We Remain Concerned that CIRCOR’s 2020 Business Plan Lacks a Margin of Safety

CIRCOR released its 2020 Business Plan (the “Plan”) as an apparent defense against Crane’s takeover bid. In July 2019, GAMCO’s Chief Executive Officer sent CIRCOR a letter stating “…it is clear we share your convictions on your earning dynamics but are also concerned about the unknown in which, even with the exit of non-core assets, you would still have a lack of a margin of safety with regards to your financial flexibility.”  Since the Plan was released, the Company’s Industrial segment (CIRCOR’s largest operating segment, accounting for approximately half of the Company’s total revenue and Adjusted Operating Income) has already fallen behind the Plan.  The Company’s upstream energy Distributed Valves business also quickly fell behind the Plan and, as such, was moved to discontinued operations in October 2019 ahead of the Company’s Q3 2019 earnings release. The Company still owns this business which continues to underperform the Plan and lose money.

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CIRCOR’s financial position, with net leverage of over 5.0x at the time of the Crane offer, remains stressed today even following recent asset divestitures with net leverage of 3.6x on a pro forma basis.  We continue to believe that the Plan, upon which the Board has forced stockholders to rely on, is vulnerable to any slight downturn in end market conditions or even a continuation of current trends for the Company’s largest segment.

WE BELIEVE THAT OUR NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND OBJECTIVITY THAT ARE BEST SUITED TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO ENHANCE VALUE FOR STOCKHOLDERS

On behalf of our clients, GAMCO is one of the largest stockholders of CIRCOR. We are concerned that the Board lacks either the ability or willingness to explore strategic alternatives that could surface significant value to stockholders.  We have identified highly qualified, independent directors who we believe, based on their background and diverse expertise will bring a fresh perspective and increased commitment to stockholder value into the boardroom and would be extremely helpful in evaluating and executing on initiatives to enhance value at the Company. Our Nominees, if elected, will review objectively all opportunities to surface value for all stockholders, which could include a possible sale of the Company. However, our Nominees would need to be on the Board to be able to give any opinion on the best way for the Company to surface stockholder value.

Mr. Daniel R. Lee. Daniel R. Lee serves as the Chief Executive Officer, President and a director of Full House Resorts, Inc. (NasdaqCM: FLL). He has held these positions since November 2014. Mr. Lee was the Managing Partner of Creative Casinos, LLC, a developer of casino resorts, from September 2010 through December 2014. He was previously Chairman and Chief Executive Officer of Pinnacle Entertainment, Inc., a casino operator and developer, from April 2002 to November 2009. In the 1990s, he was Chief Financial Officer, Treasurer and Senior Vice President of Finance and Development at Mirage Resorts. During the 1980s, Mr. Lee was a securities analyst for Drexel Burnham Lambert and CS First Boston, residing in Boston, MA. He serves as an independent director of Associated Capital Group, Inc. (NYSE: AC), a publicly traded investment management company, since November 2015, where he is a member of the governance committee. He previously served as a director of Myers Industries, Inc., a publicly traded diversified manufacturing company, from April 2013 to April 2015 and again from April 2016 to April 2018, where he was a member of the audit committee and the corporate governance and nominating committee. Mr. Lee also previously served as an independent director of LICT Corporation from 2000 to 2005 and again from January 2010 to July 2013 and of ICTC Group, Inc. from June 2015 to December 2016. While working as a securities analyst, he was a Chartered Financial Analyst. Mr. Lee earned his M.B.A. and a B.S. degree from Cornell University. His wife, Susie Lee, is a U.S. Congresswoman, representing the Third District of Nevada.

Mr. Bruce M. Lisman. Bruce M. Lisman is a director of four companies; two private and two public. Since 2004, he has served on the Board of the National Life Group, a mutual life insurance company with revenues in excess of $2 billion and which is among the fastest growing insurers of the last decade; since 2013 he has served on the Board of PC Construction, a $500 million engineering and construction company that designs and builds water treatment plants and sophisticated buildings. In addition, he has served since 2015 on the Board of Myers Industries, Inc. (NYSE: MYE), a $500 million material handling and distribution company; and, Associated Capital Group, Inc. (NYSE: AC), a financial services company that was spun-off from GAMCO Investors, Inc. in 2015. At those boards, he has served in leadership positions that include Chairman of the Board, Compensation and Governance Committees.

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Past corporate board service includes an automotive aftermarket retail chain (The Pep Boys – Manny, Moe & Jack, 2015 through 2016), a regional banking company (Merchants Bancshares, Inc., 2006 through 2015), an electric utility and an electricity transmission company. He is past Chairman and current Board member of American Forests, America's oldest conservation group. He has also served on the boards of a school, a museum, a youth orchestra, and a policy advocacy group. Mr. Lisman graduated from the University of Vermont. His scholarship fund at the University of Vermont has supported nearly 400 non-traditional students since its formation. He is a past Chairman of the University of Vermont.

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PROPOSAL NO. 1

AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO IMPLEMENT A MAJORITY VOTING STANDARD FOR UNCONTESTED DIRECTOR ELECTIONS

According to the Company’s proxy statement, at the Annual Meeting, the Company is asking stockholders to approve an amendment to the Certificate of Incorporation to implement a majority voting standard for uncontested director elections, which amendment has been approved by the Board. The Board has also approved an amendment to the Bylaws to implement a majority voting standard for the election of directors in uncontested elections, which amendment is conditioned upon the stockholders approving the amendment to the Certificate of Incorporation and the filing of such amendment with the Delaware Secretary of State.

Currently, the Certificate of Incorporation provides for plurality voting in the election of directors, pursuant to which the director nominees who receive the most votes in an election for directors are elected whether or not they receive a majority of the votes cast. By contrast, a majority voting standard requires each nominee standing for election as directors in an uncontested election to receive a majority of the votes cast in favor of such nominee. If approved, this majority voting standard will first take effect at the 2021 Annual Meeting of Stockholders. The amendment is included in Exhibit A to the Company’s Proxy Statement.

Vote Required For Approval

A quorum being present, the affirmative vote of two-thirds of the outstanding shares entitled to vote at the Annual Meeting is necessary to approve this proposal. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

WE RECOMMEND A VOTE [___________] THE APPROVAL OF THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO IMPLEMENT A MAJORITY VOTING STANDARD FOR UNCONTESTED DIRECTOR ELECTIONS AND INTEND TO VOTE OUR SHARES [_________] THIS PROPOSAL.

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PROPOSAL NO. 2

AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS

As discussed in further detail in the Company’s proxy statement, the Board has determined that it is advisable and in the best interests of the Company and its stockholders to amend the Certificate of Incorporation to declassify the Board, so that, following a two-year transition period, the Company's stockholders will vote on the election of the entire Board on an annual basis. The Board has approved an amendment to the Certificate of Incorporation to phase-out the Company’s classified Board. The amendment is included in Exhibit A to the Company’s Proxy Statement.

If approved, the declassification process will take place as follows: at the Annual Meeting, the stockholders will approve an amendment to the Certificate of Incorporation eliminating the classified board structure; subsequently, at the Annual Meeting each of the Class III directors will be elected to a one-year term as a Class I director; at the 2021 Annual Meeting of Stockholders, each of the Class I directors will be elected to a one-year term; and at the 2022 Annual Meeting of Stockholders (and at each annual meeting thereafter), each director will be elected to a one-year term. In the event that the declassification proposal is not approved by our stockholders, at the Annual Meeting, each of the Class III directors will be elected to a three-year term.

Vote Required For Approval

A quorum being present, the affirmative vote of two-thirds of the outstanding shares entitled to vote at the Annual Meeting is necessary to approve this proposal. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

WE RECOMMEND A VOTE [___________] THE APPROVAL OF THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION TO DECLASSIFY THE BOARD OF DIRECTORS AND INTEND TO VOTE OUR SHARES [_________] THIS PROPOSAL.

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PROPOSAL NO. 3

ELECTION OF DIRECTORS

The Board is currently composed of eight directors, two of whose terms expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our two (2) Nominees, Daniel R. Lee and Bruce M. Lisman. Your vote to elect the Nominees will have the legal effect of replacing two (2) incumbent directors of the Company with the Nominees. If elected, the Nominees will represent a minority of the members of the Board and therefore it is not guaranteed that they will have the ability to enhance stockholder value. However, we believe the election of our Nominees is an important step in the right director for maximizing stockholder value at the Company.

The enclosed BLUE proxy card may only be voted for our two Nominees. The enclosed BLUE proxy card does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s director nominees.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of the Nominees. The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Reasons for the Solicitation.” This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States of America.

Daniel R. Lee, age 63, serves as the Chief Executive Officer, President and a director of Full House Resorts, Inc. (NasdaqCM: FLL). He has held these positions since November 2014. Mr. Lee was the Managing Partner of Creative Casinos, LLC, a developer of casino resorts, from September 2010 through December 2014. He was previously Chairman and Chief Executive Officer of Pinnacle Entertainment, Inc., a casino operator and developer, from April 2002 to November 2009. In the 1990s, he was Chief Financial Officer, Treasurer and Senior Vice President of Finance and Development at Mirage Resorts. During the 1980s, Mr. Lee was a securities analyst for Drexel Burnham Lambert and CS First Boston, residing in Boston, MA. He serves as an independent director of Associated Capital Group, Inc. (NYSE: AC), a publicly traded investment management company, since November 2015, where he is a member of the governance committee. He previously served as a director of Myers Industries, Inc., a publicly traded diversified manufacturing company, from April 2013 to April 2015 and again from April 2016 to April 2018, where he was a member of the audit committee and the corporate governance and nominating committee. Mr. Lee also previously served as an independent director of LICT Corporation from 2000 to 2005 and again from January 2010 to July 2013 and of ICTC Group, Inc. from June 2015 to December 2016. While working as a securities analyst, he was a Chartered Financial Analyst. Mr. Lee earned his M.B.A. and a B.S. degree from Cornell University. His wife, Susie Lee, is a U.S. Congresswoman, representing the Third District of Nevada, and they are the proud parents of two young adults.

GAMCO believes that Mr. Lee’s qualifications to serve on the Board include his substantial financial experience and expertise, his experience in the financial services industry and his executive management experience as CEO of both large and small public corporations. GAMCO strongly supports the nomination of Mr. Lee for election to the Board of the Company at its Annual Meeting.

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The principal business address of Mr. Lee is c/o Full House Resorts, Inc., One Summerlin, 1980 Festival Plaza Drive, Suite 680, Las Vegas, Nevada 89135.

As of the date hereof, Mr. Lee does not own beneficially or of record any securities of the Company, nor has he made any purchases or sales of any securities of the Company in the past two years. Depending on market conditions and other factors, if elected, Mr. Lee intends to acquire shares of Common Stock.

Bruce M. Lisman, age 73, is currently self-employed as a private investor. He is also a director of four companies; two private and two public. Since 2004, he has served on the Board of the National Life Group, a mutual life insurance company with revenues in excess of $2 billion and which is among the fastest growing insurers of the last decade; since 2013 he has served on the Board of PC Construction, a $500 million engineering and construction company that designs and builds water treatment plants and sophisticated buildings. In addition, he has served since 2015 on the Board of Myers Industries, Inc. (NYSE: MYE), a $500 million material handling and distribution company; and, Associated Capital Group, Inc. (NYSE: AC), a financial services company that was spun-off from GAMCO Investors, Inc. in 2015. At those boards, he has served in leadership positions that include Chairman of the Board, Compensation and Governance Committees.

Past corporate board service includes an automotive aftermarket retail chain (The Pep Boys – Manny, Moe & Jack, 2015 through 2016), a regional banking company (Merchants Bancshares, Inc., 2006 through 2015), an electric utility and an electricity transmission company. He is past Chairman and current Board member of American Forests, America's oldest conservation group. He has also served on the boards of a school, a museum, a youth orchestra, and a policy advocacy group. Mr. Lisman graduated from the University of Vermont. His scholarship fund at the University of Vermont has supported nearly 400 non-traditional students since its formation. He is a past Chairman of the University of Vermont.

Prior to retirement, Bruce was a research analyst covering a broad range of industries, and was a four-time Institutional Investor All Star Analyst; he was Research Director at Bear Stearns (1984-1987), Co-Head of Global Equities at Bear Stearns (1987-2008) and Chairman of JP Morgan's Global Equity Division (2008-2009).

GAMCO believes that Mr. Lisman’s qualifications to serve on the Board include his extensive board experience as a chair, vice chair, and committee chair/member in a broad range of businesses and civic organizations. GAMCO believes Mr. Lisman brings extensive board experience, executive experience and investment experience and strongly supports the nomination of Mr. Lisman for election to the Board of the Company at the Annual Meeting.

The principal business address of Mr. Lisman is P.O. Box 1269, Shelburne, Vermont 05482.

As of the date hereof, Mr. Lisman does not own beneficially or of record any securities of the Company, nor has he made any purchases or sales of any securities of the Company in the past two years. Depending on market conditions and other factors, if elected, Mr. Lisman intends to acquire shares of Common Stock.

GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of [8.58]% of the common stock of Full House Resorts, Inc., for which Mr. Lee serves as Chief Executive Officer, President and a director.

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GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of [18.53]% of the common stock of Myers Industries, Inc., for which Mr. Lisman serves as a director.

Mr. Lee and Mr. Lisman serve as directors of Associated Capital Group, Inc. (“AC”), a public holding company which was spun off from GAMCO Investors, Inc., and includes Gabelli & Company Investment Advisers, Inc., a registered investment advisor, which owns less than 1% of the Company’s outstanding common stock. G.research, LLC (“G.research”) is a wholly owned subsidiary of Morgan Group Holding Co. (“MGH”). MGH is 83% owned by AC. G.research is a registered broker-dealer. Clients of these entities or the entities themselves may own shares of the Company. AC is majority owned by Mr. Mario J. Gabelli and affiliates.

Other than as set forth herein, there are no arrangements or understandings between GAMCO or any of its affiliates of clients and the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. The Nominees are not a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

GAMCO believes that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would qualify as, an “independent director” within the meaning of (i) applicable New York Stock Exchange (“NYSE”) listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, GAMCO acknowledges that no director of an NYSE listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, GAMCO acknowledges that if any Nominee is elected, the determination of the Nominee’s independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of GAMCO that any attempt to increase the size of the current Board constitutes an unlawful manipulation of the Company’s corporate machinery.

Vote Required For Approval

According to the Company’s proxy statement, the election of directors is determined by plurality voting, meaning that the two persons receiving the largest number of “yes” votes will be elected as a director. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. Neither a withhold vote nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee and therefore will have no direct effect on the outcome of the election of directors.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD.

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PROPOSAL NO. 4

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate their support for the compensation of the Company’s named executive officers. This proposal, commonly known as a “Say-on-Pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking stockholders to vote for the following resolution:

“RESOLVED, that the stockholders of CIRCOR International, Inc. (the “Company”) approve, on an advisory basis, the compensation paid to the Company’s NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in the Proxy Statement for the 2020 Annual Meeting of Stockholders.”

According to the Company’s proxy statement, the Say-on-Pay vote is advisory only and not binding on the Company, the Compensation Committee of the Board or the Board, but the results will be taken into consideration when making future compensation decisions for the Company’s named executive officers.

Vote Required For Approval

The approval of a majority of the votes cast is necessary to approve Proposal 4, meaning the Shares voted “FOR” the proposal must exceed the number of Shares voted “AGAINST” the proposal at the Annual Meeting. Abstentions and broker non-votes will be counted as Shares present for the purpose of determining a quorum but will not be treated as votes cast on this proposal and, therefore, will not affect the outcome of this proposal.

WE RECOMMEND A VOTE [___________] THE APPROVAL OF THE NON-BINDING RESOLUTION REGARDING EXECUTIVE COMPENSATION AND INTEND TO VOTE OUR SHARES [_________] THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date. Based on publicly available information, GAMCO believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the shares of Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted [____] the proposal to amend the Certificate of Incorporation to implement a majority voting standard for uncontested director elections, [____] the proposal to amend the Certificate of Incorporation to declassify the Board, FOR the election of the Nominees, and [______] the approval of the Say-on-Pay Proposal.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate two candidates for election at the Annual Meeting. Through the attached Proxy Statement and enclosed BLUE proxy card, we are soliciting proxies to elect only our two Nominees. Accordingly, the enclosed BLUE proxy card does not confer voting power with respect to any of the Company’s director nominees. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s director nominees. There is no assurance that any of the Company’s nominees will serve as directors if all or some of our Nominees are elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the Annual Meeting, the presence, in person or by proxy, of the holders of at least [________] shares of Common Stock, which represents a majority of the [________] shares of Common Stock outstanding as of the Record Date and entitled to vote, will be considered a quorum allowing votes to be taken and counted for the matters before the stockholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” will not be counted for purposes of determining a quorum. If you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under current NYSE rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals that are put to a vote at the Annual Meeting.

If you are a stockholder of record, you must deliver your vote by mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the matters to be presented at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will not count for purposes of attaining a quorum.

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VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, the election of directors is determined by plurality voting, meaning that the two persons receiving the largest number of “yes” votes will be elected as a director. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees. Neither a withhold vote nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee. Therefore, withhold votes and broker non-votes will have no direct effect on the outcome of the election of directors.

Other Proposals ─ According to the Company’s proxy statement, the presence, in person or by proxy, of holders of at least a majority of the total number of outstanding shares of Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting. Each of Proposal 1, the amendment to the Certificate of Incorporation to implement a majority voting standard for uncontested director elections to first take effect at the Annual Meeting of Stockholders in 2021, and Proposal 2, the amendment to the Certificate of Incorporation to declassify the Board, requires the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote. The approval of a majority of the votes cast is necessary to approve Proposal 4, the consideration of an advisory vote approving the compensation of the Company's Named Executive Officers.

According to the Company’s proxy statement, with respect to Proposals 1, 2 and 4, votes may be cast "FOR," "AGAINST" or "ABSTAIN." In the case of Proposals 1 and 2, abstentions will have the same effect as a vote against such matter. In the case of Proposal 4, abstentions are not considered votes cast on such matter and will therefore not affect the outcome of this proposal. Proposals 1, 2, 3 and 4 are each "non-discretionary" items and, therefore, brokers and nominees do not have discretionary voting power with respect to such matters. If you do not instruct your broker how to vote with respect to such matter, your broker may not vote with respect to these items. For Proposals 1 and 2, broker non-votes will have the same effect as a vote against such matter. Broker non-votes will have no direct effect on Proposals 3 and 4.

Under applicable Delaware law, none of the holders of Common Stock are entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with GAMCO’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered to GAMCO at the address set forth on the back cover of this Proxy Statement or to the Company at 30 Corporate Drive, Suite 200, Burlington, Massachusetts 01803 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photo static copies of all revocations be mailed to GAMCO at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, we may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

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IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by GAMCO. It is anticipated that the Participants and certain staff members of GAMCO and its affiliates will participate in the solicitation of proxies in support of our Nominees set forth in this Proxy Statement. Such staff members will receive no additional consideration if they assist in the solicitation of proxies. Solicitations of proxies may be made in person, by telephone, by email, through the internet, by mail and by facsimile.  Although no precise estimate can be made at the present time, it is estimated that the total expenditures in furtherance of, or in connection with, the solicitation of stockholders will not exceed $[_________]. The total expenditures to date in furtherance of, or in connection with, the solicitation of stockholders is approximately $[_________].

Costs related to this solicitation of proxies, including expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses will be borne by GAMCO.  To the extent legally permissible, GAMCO may seek reimbursement from the Company for those expenses if any of our Nominees is elected.  GAMCO does not currently intend to submit the question of such reimbursement to a vote of the stockholders.

ADDITIONAL PARTICIPANT INFORMATION

The Nominees, GAMCO Asset Management and Mr. Gabelli are participants in this solicitation. The principal business of GAMCO Asset Management, a New York corporation, is acting as an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others. GAMCO Asset Management is an investment adviser registered under the Advisers Act. Mr. Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP, Inc. and Chairman and Chief Executive Officer of GAMCO Investors, Inc. Mr. Gabelli is also a member of GGCP Holdings LLC and the controlling stockholder of Teton Advisors, Inc. and the controlling stockholder of Associated Capital Group, Inc.

The address of the principal office of each of GAMCO Asset Management and Mr. Gabelli is One Corporate Center, Rye, New York 10580.

As of the date hereof, GAMCO Asset Management beneficially owns [1,491,614] shares of Common Stock, including [100] of which are held in record name. GAMCO Asset Management has dispositive power with respect to all of these shares of Common Stock, and has voting power with respect to [1,377,314] shares of Common Stock. As of the date hereof, GAMCO Asset Management’s affiliates beneficially own an additional [834,755] shares of Common Stock. By virtue of his respective position with each of GAMCO Asset Management and its affiliates, Mr. Gabelli may be deemed to be the beneficial owner of all of the shares of Common Stock held by GAMCO Asset Management and its affiliates. As of the date hereof, GAMCO Asset Management, its affiliates and Mr. Gabelli own an aggregate of [2,326,369] shares of Common Stock.

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The shares of Common Stock beneficially owned by each of GAMCO Asset Management and its affiliates were purchased with funds that were provided through the accounts of certain investment advisory clients (and, in the case of some of such accounts at GAMCO Asset Management, may be through borrowings from client margin accounts). For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. GAMCO will promptly deliver a separate copy of the document to you if you write to us at the following address or phone number: One Corporate Center, Rye, New York 10580 or (800) 422-3554. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact GAMCO at the above address and phone number.

GAMCO is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which GAMCO is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

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STOCKHOLDER PROPOSALS

According to the Company’s proxy statement, stockholder proposals intended to be presented at the annual meeting of stockholders to be held in 2021 must be received by the Company on or before _________________ in order to be considered for inclusion in the Company's proxy statement and form of proxy for that meeting. These proposals must also comply with the rules of the SEC governing the form and content of proposals in order to be included in the Company's proxy statement and form of proxy.

According to the Company’s proxy statement, a stockholder who wishes to present a proposal or director nomination at the annual meeting of stockholders to be held in 2021 must deliver the proposal or nomination to the Company so that it is received not earlier than [ ] and not later than [ ] to be considered at that annual meeting. The Bylaws provide that any stockholder of record wishing to have a stockholder proposal or director nomination considered at an annual meeting must provide written notice of such proposal, or nomination of a director for election, and appropriate supporting documentation, as set forth in the Bylaws, to the Company at its principal executive office not less than ninety days nor more than 120 days prior to the first anniversary of the date of the preceding year's annual meeting. In the event, however, that the annual meeting is scheduled to be held more than thirty days before such anniversary date or more than sixty days after such anniversary date, notice must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the ninetieth day prior to such annual meeting or the tenth day after the date of public disclosure of the date of such meeting is first made. Proxies solicited by the Board will confer discretionary voting authority with respect to stockholder proposals, subject to SEC rules governing the exercise of this authority.

Any stockholder proposals should be mailed to: Secretary, CIRCOR International, Inc., 30 Corporate Drive, Suite 200, Burlington, MA 01803.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

GAMCO ASSET MANAGEMENT INC.

[__________], 2020

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of the Transaction	Securities Purchased/(Sold)	Date of Purchase/(Sale)

GAMCO ASSET MANAGEMENT INC.

Purchase of Common Stock	500	03/27/2018
Purchase of Common Stock	300	03/27/2018
Purchase of Common Stock	500	03/27/2018
Purchase of Common Stock	300	03/27/2018
Purchase of Common Stock	300	03/28/2018
Sale of Common Stock	(1,600)	03/29/2018
Sale of Common Stock	(1,200)	04/03/2018
Purchase of Common Stock	300	04/03/2018
Purchase of Common Stock	300	04/04/2018
Purchase of Common Stock	250	04/04/2018
Purchase of Common Stock	200	04/04/2018
Purchase of Common Stock	100	04/04/2018
Purchase of Common Stock	1,000	04/04/2018
Purchase of Common Stock	300	04/06/2018
Purchase of Common Stock	500	04/06/2018
Purchase of Common Stock	150	04/06/2018
Purchase of Common Stock	200	04/06/2018
Purchase of Common Stock	100	04/06/2018
Purchase of Common Stock	300	04/09/2018
Purchase of Common Stock	7,000	04/10/2018
Purchase of Common Stock	2,000	04/10/2018
Purchase of Common Stock	500	04/11/2018
Purchase of Common Stock	1,000	04/12/2018
Sale of Common Stock	(2,000)	04/18/2018
Purchase of Common Stock	500	04/24/2018
Purchase of Common Stock	200	04/24/2018
Purchase of Common Stock	500	04/25/2018
Sale of Common Stock	(100)	04/26/2018
Purchase of Common Stock	1,000	04/26/2018
Purchase of Common Stock	71	04/26/2018
Purchase of Common Stock	56	04/26/2018
Sale of Common Stock	(400)	04/30/2018
Purchase of Common Stock	84	04/30/2018
Purchase of Common Stock	10,000	05/02/2018
Sale of Common Stock	(400)	05/04/2018
Sale of Common Stock	(100)	05/07/2018
Sale of Common Stock	(84)	05/07/2018
Sale of Common Stock	(71)	05/07/2018
Sale of Common Stock	(56)	05/07/2018
Sale of Common Stock	(400)	05/10/2018
Purchase of Common Stock	89	05/11/2018
Purchase of Common Stock	94	05/11/2018
Purchase of Common Stock	80	05/11/2018
Purchase of Common Stock	64	05/11/2018
Purchase of Common Stock	216	05/11/2018
Purchase of Common Stock	216	05/11/2018
Purchase of Common Stock	153	05/17/2018
Purchase of Common Stock	176	05/21/2018
Purchase of Common Stock	61	05/21/2018
Purchase of Common Stock	29	05/21/2018
Sale of Common Stock	(200)	05/22/2018
Sale of Common Stock	(700)	05/24/2018
Sale of Common Stock	(82)	05/24/2018
Purchase of Common Stock	31	05/29/2018
Purchase of Common Stock	38	05/29/2018
Sale of Common Stock	(68)	05/30/2018
Purchase of Common Stock	30	05/31/2018
Purchase of Common Stock	90	05/31/2018
Purchase of Common Stock	157	05/31/2018
Purchase of Common Stock	31	06/01/2018
Sale of Common Stock	(100)	06/04/2018
Sale of Common Stock	(100)	06/04/2018
Sale of Common Stock	(4,000)	06/04/2018
Sale of Common Stock	(400)	06/04/2018
Purchase of Common Stock	194	06/04/2018
Purchase of Common Stock	400	06/05/2018
Purchase of Common Stock	300	06/06/2018
Purchase of Common Stock	69	06/06/2018
Purchase of Common Stock	38	06/07/2018
Sale of Common Stock	(1,500)	06/11/2018
Purchase of Common Stock	300	06/11/2018
Purchase of Common Stock	200	06/11/2018
Purchase of Common Stock	100	06/11/2018
Purchase of Common Stock	100	06/11/2018
Purchase of Common Stock	100	06/11/2018
Purchase of Common Stock	100	06/11/2018
Sale of Common Stock	(500)	06/12/2018
Purchase of Common Stock	45	06/12/2018
Purchase of Common Stock	1,000	06/13/2018
Purchase of Common Stock	45,500	06/13/2018
Sale of Common Stock	(1,000)	06/14/2018
Purchase of Common Stock	1,000	06/14/2018
Purchase of Common Stock	2,200	06/14/2018
Purchase of Common Stock	900	06/14/2018
Purchase of Common Stock	4,000	06/14/2018
Purchase of Common Stock	15,000	06/14/2018
Purchase of Common Stock	2,000	06/15/2018
Purchase of Common Stock	100	06/15/2018
Purchase of Common Stock	42	06/15/2018
Purchase of Common Stock	37	06/15/2018
Purchase of Common Stock	2,000	06/18/2018
Purchase of Common Stock	4,500	06/18/2018
Purchase of Common Stock	2,000	06/18/2018
Purchase of Common Stock	3,500	06/18/2018
Purchase of Common Stock	300	06/18/2018
Purchase of Common Stock	17	06/18/2018
Purchase of Common Stock	17	06/18/2018
Purchase of Common Stock	15	06/18/2018
Purchase of Common Stock	12	06/18/2018
Purchase of Common Stock	40	06/18/2018
Purchase of Common Stock	27	06/18/2018
Purchase of Common Stock	39	06/18/2018
Purchase of Common Stock	14	06/18/2018
Purchase of Common Stock	7	06/18/2018
Purchase of Common Stock	6	06/18/2018
Purchase of Common Stock	8	06/18/2018
Purchase of Common Stock	6	06/18/2018
Purchase of Common Stock	17	06/18/2018
Purchase of Common Stock	31	06/18/2018
Purchase of Common Stock	5	06/18/2018
Purchase of Common Stock	38	06/18/2018
Purchase of Common Stock	6	06/18/2018
Purchase of Common Stock	300	06/19/2018
Purchase of Common Stock	200	06/19/2018
Purchase of Common Stock	100	06/19/2018
Purchase of Common Stock	2,000	06/20/2018
Purchase of Common Stock	500	06/20/2018
Purchase of Common Stock	3,500	06/20/2018
Purchase of Common Stock	3,000	06/20/2018
Purchase of Common Stock	200	06/20/2018
Purchase of Common Stock	1,500	06/20/2018
Purchase of Common Stock	3	06/20/2018
Purchase of Common Stock	47	06/20/2018
Purchase of Common Stock	46	06/20/2018
Purchase of Common Stock	900	06/21/2018
Purchase of Common Stock	15,000	06/21/2018
Purchase of Common Stock	100	06/21/2018
Purchase of Common Stock	400	06/21/2018
Purchase of Common Stock	1,000	06/21/2018
Purchase of Common Stock	600	06/21/2018
Purchase of Common Stock	2,000	06/21/2018
Purchase of Common Stock	1,000	06/21/2018
Purchase of Common Stock	3,800	06/21/2018
Purchase of Common Stock	100	06/21/2018
Purchase of Common Stock	6,000	06/21/2018
Purchase of Common Stock	500	06/21/2018
Purchase of Common Stock	500	06/21/2018
Purchase of Common Stock	1,500	06/21/2018
Purchase of Common Stock	1,000	06/22/2018
Purchase of Common Stock	1,000	06/22/2018
Purchase of Common Stock	1,000	06/22/2018
Purchase of Common Stock	400	06/22/2018
Purchase of Common Stock	5,000	06/22/2018
Purchase of Common Stock	100	06/22/2018
Purchase of Common Stock	1,000	06/22/2018
Purchase of Common Stock	500	06/22/2018
Purchase of Common Stock	500	06/22/2018
Purchase of Common Stock	600	06/25/2018
Purchase of Common Stock	2,000	06/25/2018
Purchase of Common Stock	250	06/25/2018
Purchase of Common Stock	1,000	06/25/2018
Purchase of Common Stock	500	06/25/2018
Purchase of Common Stock	2,000	06/25/2018
Purchase of Common Stock	500	06/26/2018
Purchase of Common Stock	500	06/26/2018
Purchase of Common Stock	700	06/26/2018
Purchase of Common Stock	500	06/26/2018
Purchase of Common Stock	3,000	06/26/2018
Purchase of Common Stock	1,000	06/26/2018
Purchase of Common Stock	600	06/26/2018
Purchase of Common Stock	700	06/26/2018
Purchase of Common Stock	1,000	06/26/2018
Purchase of Common Stock	600	06/26/2018
Purchase of Common Stock	500	06/26/2018
Purchase of Common Stock	1,500	06/26/2018
Purchase of Common Stock	4,000	06/26/2018
Purchase of Common Stock	1,000	06/26/2018
Purchase of Common Stock	10,000	06/26/2018
Purchase of Common Stock	300	06/26/2018
Purchase of Common Stock	300	06/26/2018
Purchase of Common Stock	2,000	06/26/2018
Purchase of Common Stock	600	06/26/2018
Purchase of Common Stock	1,000	06/26/2018
Purchase of Common Stock	306	06/26/2018
Purchase of Common Stock	600	06/26/2018
Purchase of Common Stock	500	06/26/2018
Purchase of Common Stock	3,490	06/26/2018
Purchase of Common Stock	800	06/26/2018
Purchase of Common Stock	800	06/26/2018
Purchase of Common Stock	1,000	06/26/2018
Purchase of Common Stock	10	06/26/2018
Purchase of Common Stock	12	06/26/2018
Purchase of Common Stock	10	06/26/2018
Purchase of Common Stock	8	06/26/2018
Purchase of Common Stock	25	06/26/2018
Purchase of Common Stock	18	06/26/2018
Purchase of Common Stock	22	06/26/2018
Purchase of Common Stock	7	06/26/2018
Purchase of Common Stock	4	06/26/2018
Purchase of Common Stock	3	06/26/2018
Purchase of Common Stock	4	06/26/2018
Purchase of Common Stock	4	06/26/2018
Purchase of Common Stock	11	06/26/2018
Purchase of Common Stock	18	06/26/2018
Purchase of Common Stock	4	06/26/2018
Purchase of Common Stock	23	06/26/2018
Purchase of Common Stock	9	06/26/2018
Purchase of Common Stock	3	06/26/2018
Purchase of Common Stock	2	06/26/2018
Purchase of Common Stock	200	06/27/2018
Purchase of Common Stock	1,000	06/27/2018
Purchase of Common Stock	55,000	06/27/2018
Purchase of Common Stock	3,000	06/27/2018
Purchase of Common Stock	300	06/27/2018
Purchase of Common Stock	500	06/27/2018
Purchase of Common Stock	494	06/27/2018
Purchase of Common Stock	400	06/27/2018
Purchase of Common Stock	400	06/27/2018
Purchase of Common Stock	500	06/27/2018
Purchase of Common Stock	6,510	06/27/2018
Purchase of Common Stock	500	06/27/2018
Purchase of Common Stock	500	06/27/2018
Purchase of Common Stock	400	06/28/2018
Purchase of Common Stock	1,500	06/28/2018
Purchase of Common Stock	500	06/28/2018
Purchase of Common Stock	400	06/28/2018
Purchase of Common Stock	300	06/28/2018
Purchase of Common Stock	400	06/28/2018
Purchase of Common Stock	100	06/28/2018
Purchase of Common Stock	800	06/29/2018
Purchase of Common Stock	300	06/29/2018
Purchase of Common Stock	1,200	06/29/2018
Purchase of Common Stock	4,000	06/29/2018
Purchase of Common Stock	1,000	06/29/2018
Purchase of Common Stock	500	06/29/2018
Purchase of Common Stock	1,500	06/29/2018
Purchase of Common Stock	500	06/29/2018
Purchase of Common Stock	200	06/29/2018
Purchase of Common Stock	1,000	06/29/2018
Purchase of Common Stock	500	06/29/2018
Purchase of Common Stock	300	06/29/2018
Purchase of Common Stock	300	06/29/2018
Purchase of Common Stock	4,000	06/29/2018
Purchase of Common Stock	500	06/29/2018
Purchase of Common Stock	500	06/29/2018
Purchase of Common Stock	1,000	06/29/2018
Purchase of Common Stock	4,700	06/29/2018
Purchase of Common Stock	150	06/29/2018
Purchase of Common Stock	39	06/29/2018
Purchase of Common Stock	39	06/29/2018
Purchase of Common Stock	74	06/29/2018
Purchase of Common Stock	44	06/29/2018
Purchase of Common Stock	162	06/29/2018
Purchase of Common Stock	192	06/29/2018
Purchase of Common Stock	2,000	07/02/2018
Purchase of Common Stock	4,100	07/02/2018
Purchase of Common Stock	3,500	07/02/2018
Purchase of Common Stock	700	07/02/2018
Purchase of Common Stock	700	07/02/2018
Purchase of Common Stock	500	07/02/2018
Purchase of Common Stock	1,000	07/02/2018
Purchase of Common Stock	2,000	07/02/2018
Purchase of Common Stock	4,000	07/02/2018
Purchase of Common Stock	210	07/02/2018
Purchase of Common Stock	43	07/02/2018
Purchase of Common Stock	44	07/02/2018
Purchase of Common Stock	38	07/02/2018
Purchase of Common Stock	30	07/02/2018
Purchase of Common Stock	103	07/02/2018
Purchase of Common Stock	72	07/02/2018
Purchase of Common Stock	86	07/02/2018
Purchase of Common Stock	30	07/02/2018
Purchase of Common Stock	14	07/02/2018
Purchase of Common Stock	15	07/02/2018
Purchase of Common Stock	19	07/02/2018
Purchase of Common Stock	15	07/02/2018
Purchase of Common Stock	43	07/02/2018
Purchase of Common Stock	76	07/02/2018
Purchase of Common Stock	15	07/02/2018
Purchase of Common Stock	93	07/02/2018
Purchase of Common Stock	19	07/02/2018
Purchase of Common Stock	23	07/02/2018
Purchase of Common Stock	17	07/02/2018
Purchase of Common Stock	14	07/02/2018
Purchase of Common Stock	500	07/03/2018
Purchase of Common Stock	300	07/03/2018
Purchase of Common Stock	500	07/03/2018
Purchase of Common Stock	1,000	07/03/2018
Purchase of Common Stock	300	07/03/2018
Purchase of Common Stock	500	07/03/2018
Purchase of Common Stock	300	07/03/2018
Sale of Common Stock	(6)	07/05/2018
Sale of Common Stock	(6)	07/05/2018
Sale of Common Stock	(5)	07/05/2018
Sale of Common Stock	(4)	07/05/2018
Sale of Common Stock	(14)	07/05/2018
Sale of Common Stock	(10)	07/05/2018
Sale of Common Stock	(11)	07/05/2018
Sale of Common Stock	(3)	07/05/2018
Sale of Common Stock	(1)	07/05/2018
Sale of Common Stock	(2)	07/05/2018
Sale of Common Stock	(3)	07/05/2018
Sale of Common Stock	(2)	07/05/2018
Sale of Common Stock	(6)	07/05/2018
Sale of Common Stock	(10)	07/05/2018
Sale of Common Stock	(2)	07/05/2018
Sale of Common Stock	(13)	07/05/2018
Sale of Common Stock	(2)	07/05/2018
Sale of Common Stock	(3)	07/05/2018
Sale of Common Stock	(2)	07/05/2018
Sale of Common Stock	(2)	07/05/2018
Purchase of Common Stock	5,500	07/05/2018
Purchase of Common Stock	800	07/05/2018
Purchase of Common Stock	500	07/05/2018
Purchase of Common Stock	200	07/05/2018
Purchase of Common Stock	19	07/05/2018
Purchase of Common Stock	19	07/05/2018
Purchase of Common Stock	52	07/05/2018
Purchase of Common Stock	63	07/05/2018
Purchase of Common Stock	47	07/05/2018
Purchase of Common Stock	300	07/06/2018
Purchase of Common Stock	500	07/06/2018
Purchase of Common Stock	300	07/06/2018
Purchase of Common Stock	300	07/06/2018
Purchase of Common Stock	700	07/06/2018
Purchase of Common Stock	500	07/06/2018
Sale of Common Stock	(1)	07/09/2018
Purchase of Common Stock	600	07/09/2018
Purchase of Common Stock	800	07/09/2018
Purchase of Common Stock	200	07/09/2018
Purchase of Common Stock	200	07/09/2018
Purchase of Common Stock	200	07/09/2018
Purchase of Common Stock	300	07/09/2018
Sale of Common Stock	(2,000)	07/10/2018
Sale of Common Stock	(400)	07/10/2018
Purchase of Common Stock	200	07/10/2018
Sale of Common Stock	(500)	07/11/2018
Sale of Common Stock	(800)	07/11/2018
Purchase of Common Stock	2,000	07/11/2018
Purchase of Common Stock	113	07/11/2018
Purchase of Common Stock	800	07/12/2018
Sale of Common Stock	(1,000)	07/13/2018
Purchase of Common Stock	1,000	07/13/2018
Sale of Common Stock	(800)	07/16/2018
Sale of Common Stock	(800)	07/17/2018
Purchase of Common Stock	150	07/18/2018
Purchase of Common Stock	300	07/19/2018
Purchase of Common Stock	400	07/19/2018
Sale of Common Stock	(2)	07/20/2018
Sale of Common Stock	(105)	07/24/2018
Purchase of Common Stock	500	07/25/2018
Sale of Common Stock	(500)	07/27/2018
Sale of Common Stock	(800)	07/27/2018
Sale of Common Stock	(400)	07/27/2018
Sale of Common Stock	(3,000)	07/27/2018
Purchase of Common Stock	3	07/27/2018
Sale of Common Stock	(4,000)	07/31/2018
Sale of Common Stock	(1,500)	07/31/2018
Sale of Common Stock	(2,000)	07/31/2018
Sale of Common Stock	(1,000)	07/31/2018
Sale of Common Stock	(4,000)	07/31/2018
Purchase of Common Stock	1,000	07/31/2018
Purchase of Common Stock	900	07/31/2018
Sale of Common Stock	(600)	08/01/2018
Sale of Common Stock	(800)	08/01/2018
Sale of Common Stock	(500)	08/01/2018
Sale of Common Stock	(32)	08/03/2018
Sale of Common Stock	(34)	08/03/2018
Sale of Common Stock	(11)	08/03/2018
Sale of Common Stock	(23)	08/03/2018
Sale of Common Stock	(79)	08/03/2018
Sale of Common Stock	(55)	08/03/2018
Sale of Common Stock	(66)	08/03/2018
Sale of Common Stock	(23)	08/03/2018
Sale of Common Stock	(12)	08/03/2018
Sale of Common Stock	(11)	08/03/2018
Sale of Common Stock	(14)	08/03/2018
Sale of Common Stock	(11)	08/03/2018
Sale of Common Stock	(33)	08/03/2018
Sale of Common Stock	(58)	08/03/2018
Sale of Common Stock	(11)	08/03/2018
Sale of Common Stock	(71)	08/03/2018
Sale of Common Stock	(15)	08/03/2018
Sale of Common Stock	(14)	08/03/2018
Sale of Common Stock	(13)	08/03/2018
Sale of Common Stock	(11)	08/03/2018
Sale of Common Stock	(14)	08/03/2018
Sale of Common Stock	(10)	08/03/2018
Sale of Common Stock	(22)	08/03/2018
Sale of Common Stock	(27)	08/03/2018
Sale of Common Stock	(14)	08/06/2018
Sale of Common Stock	(11)	08/06/2018
Sale of Common Stock	(11)	08/06/2018
Purchase of Common Stock	55	08/14/2018
Sale of Common Stock	(5)	08/15/2018
Purchase of Common Stock	69	08/15/2018
Purchase of Common Stock	165	08/16/2018
Sale of Common Stock	(200)	08/20/2018
Purchase of Common Stock	40	08/21/2018
Purchase of Common Stock	44	08/24/2018
Purchase of Common Stock	42	08/24/2018
Purchase of Common Stock	418	08/24/2018
Purchase of Common Stock	43	08/24/2018
Sale of Common Stock	(3)	08/27/2018
Sale of Common Stock	(1)	08/27/2018
Sale of Common Stock	(1)	08/27/2018
Sale of Common Stock	(9)	08/27/2018
Purchase of Common Stock	1	08/27/2018
Purchase of Common Stock	1	08/27/2018
Purchase of Common Stock	1	08/27/2018
Purchase of Common Stock	1	08/27/2018
Purchase of Common Stock	1	08/27/2018
Purchase of Common Stock	10	08/27/2018
Purchase of Common Stock	1	08/27/2018
Purchase of Common Stock	1	08/27/2018
Sale of Common Stock	(4,000)	08/30/2018
Purchase of Common Stock	60	09/04/2018
Sale of Common Stock	(200)	09/06/2018
Sale of Common Stock	(500)	09/06/2018
Purchase of Common Stock	40	09/07/2018
Purchase of Common Stock	38	09/07/2018
Sale of Common Stock	(100)	09/21/2018
Purchase of Common Stock	28	09/21/2018
Sale of Common Stock	(1,000)	09/24/2018
Sale of Common Stock	(400)	09/24/2018
Purchase of Common Stock	29	09/24/2018
Purchase of Common Stock	29	09/24/2018
Sale of Common Stock	(2,000)	09/25/2018
Sale of Common Stock	(400)	09/25/2018
Sale of Common Stock	(200)	09/27/2018
Sale of Common Stock	(165)	09/27/2018
Sale of Common Stock	(200)	10/03/2018
Purchase of Common Stock	1,000	10/03/2018
Purchase of Common Stock	38	10/03/2018
Purchase of Common Stock	4,000	10/04/2018
Sale of Common Stock	(200)	10/11/2018
Purchase of Common Stock	48	10/17/2018
Purchase of Common Stock	35	10/17/2018
Purchase of Common Stock	46	10/17/2018
Purchase of Common Stock	47	10/17/2018
Purchase of Common Stock	8	10/17/2018
Purchase of Common Stock	200	10/19/2018
Purchase of Common Stock	500	10/19/2018
Purchase of Common Stock	500	10/23/2018
Purchase of Common Stock	53	10/24/2018
Purchase of Common Stock	200	10/25/2018
Purchase of Common Stock	1,000	10/31/2018
Purchase of Common Stock	2,000	10/31/2018
Purchase of Common Stock	1,500	10/31/2018
Purchase of Common Stock	1,000	10/31/2018
Purchase of Common Stock	300	10/31/2018
Purchase of Common Stock	2,000	10/31/2018
Purchase of Common Stock	300	10/31/2018
Purchase of Common Stock	400	10/31/2018
Purchase of Common Stock	300	10/31/2018
Purchase of Common Stock	500	10/31/2018
Purchase of Common Stock	1,200	10/31/2018
Purchase of Common Stock	400	10/31/2018
Purchase of Common Stock	600	10/31/2018
Purchase of Common Stock	500	10/31/2018
Purchase of Common Stock	1,500	11/01/2018
Purchase of Common Stock	300	11/01/2018
Purchase of Common Stock	200	11/01/2018
Purchase of Common Stock	200	11/01/2018
Purchase of Common Stock	200	11/01/2018
Purchase of Common Stock	1,600	11/02/2018
Purchase of Common Stock	1,000	11/02/2018
Purchase of Common Stock	500	11/02/2018
Purchase of Common Stock	7,000	11/02/2018
Purchase of Common Stock	300	11/02/2018
Purchase of Common Stock	300	11/02/2018
Purchase of Common Stock	1,000	11/02/2018
Purchase of Common Stock	800	11/02/2018
Purchase of Common Stock	400	11/02/2018
Purchase of Common Stock	1,000	11/02/2018
Purchase of Common Stock	600	11/02/2018
Purchase of Common Stock	100	11/02/2018
Purchase of Common Stock	500	11/02/2018
Purchase of Common Stock	400	11/02/2018
Purchase of Common Stock	600	11/02/2018
Purchase of Common Stock	200	11/02/2018
Purchase of Common Stock	1,100	11/02/2018
Purchase of Common Stock	500	11/02/2018
Purchase of Common Stock	1,000	11/02/2018
Purchase of Common Stock	500	11/02/2018
Purchase of Common Stock	1,000	11/02/2018
Purchase of Common Stock	500	11/02/2018
Purchase of Common Stock	500	11/02/2018
Purchase of Common Stock	1,600	11/05/2018
Purchase of Common Stock	10,000	11/05/2018
Purchase of Common Stock	200	11/05/2018
Purchase of Common Stock	500	11/05/2018
Purchase of Common Stock	200	11/05/2018
Purchase of Common Stock	2,000	11/06/2018
Purchase of Common Stock	200	11/06/2018
Purchase of Common Stock	500	11/06/2018
Purchase of Common Stock	1,000	11/07/2018
Purchase of Common Stock	500	11/07/2018
Purchase of Common Stock	2,000	11/08/2018
Purchase of Common Stock	200	11/08/2018
Purchase of Common Stock	300	11/08/2018
Purchase of Common Stock	147	11/08/2018
Sale of Common Stock	(47)	11/09/2018
Purchase of Common Stock	300	11/09/2018
Purchase of Common Stock	600	11/09/2018
Purchase of Common Stock	137	11/09/2018
Purchase of Common Stock	137	11/09/2018
Sale of Common Stock	(500)	11/12/2018
Sale of Common Stock	(200)	11/12/2018
Sale of Common Stock	(292)	11/12/2018
Purchase of Common Stock	200	11/12/2018
Purchase of Common Stock	300	11/12/2018
Purchase of Common Stock	150	11/12/2018
Purchase of Common Stock	700	11/13/2018
Purchase of Common Stock	500	11/14/2018
Purchase of Common Stock	54	11/14/2018
Purchase of Common Stock	1,000	11/16/2018
Purchase of Common Stock	400	11/19/2018
Purchase of Common Stock	1,500	11/19/2018
Purchase of Common Stock	2,000	11/19/2018
Purchase of Common Stock	200	11/20/2018
Purchase of Common Stock	300	11/20/2018
Purchase of Common Stock	55	11/20/2018
Sale of Common Stock	(1,000)	11/26/2018
Purchase of Common Stock	3,000	11/26/2018
Sale of Common Stock	(150)	11/27/2018
Sale of Common Stock	(300)	11/27/2018
Sale of Common Stock	(500)	11/27/2018
Sale of Common Stock	(400)	11/27/2018
Sale of Common Stock	(300)	11/27/2018
Sale of Common Stock	(100)	11/27/2018
Sale of Common Stock	(400)	11/27/2018
Sale of Common Stock	(400)	11/27/2018
Sale of Common Stock	(200)	11/27/2018
Sale of Common Stock	(150)	11/27/2018
Sale of Common Stock	(300)	11/27/2018
Sale of Common Stock	(100)	11/27/2018
Sale of Common Stock	(100)	11/27/2018
Purchase of Common Stock	200	11/27/2018
Purchase of Common Stock	300	11/27/2018
Purchase of Common Stock	200	11/27/2018
Purchase of Common Stock	200	11/27/2018
Purchase of Common Stock	300	11/27/2018
Purchase of Common Stock	300	11/27/2018
Purchase of Common Stock	150	11/27/2018
Purchase of Common Stock	200	11/27/2018
Purchase of Common Stock	500	11/27/2018
Sale of Common Stock	(95)	11/28/2018
Purchase of Common Stock	200	11/28/2018
Sale of Common Stock	(100)	11/29/2018
Purchase of Common Stock	400	11/29/2018
Sale of Common Stock	(205)	11/30/2018
Sale of Common Stock	(91)	11/30/2018
Purchase of Common Stock	500	11/30/2018
Purchase of Common Stock	1,000	11/30/2018
Purchase of Common Stock	87	11/30/2018
Sale of Common Stock	(1,500)	12/03/2018
Sale of Common Stock	(300)	12/03/2018
Purchase of Common Stock	500	12/03/2018
Purchase of Common Stock	1,000	12/03/2018
Purchase of Common Stock	1,000	12/03/2018
Purchase of Common Stock	1,000	12/03/2018
Purchase of Common Stock	1,500	12/03/2018
Sale of Common Stock	(500)	12/04/2018
Sale of Common Stock	(300)	12/04/2018
Sale of Common Stock	(300)	12/04/2018
Sale of Common Stock	(200)	12/04/2018
Sale of Common Stock	(200)	12/04/2018
Sale of Common Stock	(200)	12/04/2018
Purchase of Common Stock	1,000	12/04/2018
Purchase of Common Stock	500	12/04/2018
Sale of Common Stock	(800)	12/06/2018
Sale of Common Stock	(200)	12/06/2018
Purchase of Common Stock	1,500	12/06/2018
Purchase of Common Stock	2,000	12/06/2018
Sale of Common Stock	(200)	12/07/2018
Sale of Common Stock	(500)	12/07/2018
Sale of Common Stock	(600)	12/10/2018
Sale of Common Stock	(200)	12/10/2018
Sale of Common Stock	(200)	12/10/2018
Sale of Common Stock	(400)	12/10/2018
Sale of Common Stock	(500)	12/10/2018
Sale of Common Stock	(200)	12/10/2018
Purchase of Common Stock	15,000	12/10/2018
Purchase of Common Stock	600	12/10/2018
Purchase of Common Stock	600	12/10/2018
Purchase of Common Stock	352	12/10/2018
Sale of Common Stock	(2,500)	12/11/2018
Sale of Common Stock	(500)	12/11/2018
Sale of Common Stock	(600)	12/11/2018
Sale of Common Stock	(500)	12/11/2018
Purchase of Common Stock	5,000	12/11/2018
Purchase of Common Stock	2,000	12/11/2018
Purchase of Common Stock	2,000	12/11/2018
Purchase of Common Stock	900	12/11/2018
Purchase of Common Stock	1,500	12/11/2018
Purchase of Common Stock	5,000	12/11/2018
Sale of Common Stock	(300)	12/12/2018
Sale of Common Stock	(300)	12/12/2018
Purchase of Common Stock	3,000	12/12/2018
Purchase of Common Stock	500	12/12/2018
Sale of Common Stock	(1,000)	12/13/2018
Sale of Common Stock	(246)	12/13/2018
Purchase of Common Stock	1,000	12/13/2018
Purchase of Common Stock	200	12/13/2018
Purchase of Common Stock	62	12/13/2018
Sale of Common Stock	(500)	12/14/2018
Sale of Common Stock	(123)	12/14/2018
Purchase of Common Stock	8,500	12/14/2018
Purchase of Common Stock	6,000	12/14/2018
Sale of Common Stock	(500)	12/17/2018
Sale of Common Stock	(300)	12/17/2018
Sale of Common Stock	(100)	12/17/2018
Purchase of Common Stock	200	12/17/2018
Purchase of Common Stock	1,500	12/17/2018
Purchase of Common Stock	300	12/17/2018
Purchase of Common Stock	2,500	12/17/2018
Purchase of Common Stock	300	12/17/2018
Purchase of Common Stock	500	12/17/2018
Purchase of Common Stock	200	12/17/2018
Purchase of Common Stock	33	12/17/2018
Sale of Common Stock	(500)	12/18/2018
Sale of Common Stock	(2,000)	12/18/2018
Sale of Common Stock	(200)	12/18/2018
Sale of Common Stock	(150)	12/18/2018
Sale of Common Stock	(300)	12/18/2018
Sale of Common Stock	(5,000)	12/18/2018
Sale of Common Stock	(2,000)	12/18/2018
Sale of Common Stock	(150)	12/18/2018
Sale of Common Stock	(150)	12/18/2018
Purchase of Common Stock	2,000	12/18/2018
Purchase of Common Stock	800	12/18/2018
Purchase of Common Stock	2,000	12/18/2018
Purchase of Common Stock	200	12/18/2018
Sale of Common Stock	(2,400)	12/20/2018
Sale of Common Stock	(200)	12/20/2018
Purchase of Common Stock	9,000	12/20/2018
Purchase of Common Stock	3,500	12/20/2018
Sale of Common Stock	(200)	12/21/2018
Sale of Common Stock	(200)	12/21/2018
Sale of Common Stock	(100)	12/21/2018
Sale of Common Stock	(69)	12/21/2018
Purchase of Common Stock	1,000	12/21/2018
Purchase of Common Stock	1,100	12/21/2018
Purchase of Common Stock	600	12/21/2018
Purchase of Common Stock	600	12/21/2018
Sale of Common Stock	(600)	12/24/2018
Sale of Common Stock	(1,400)	12/24/2018
Sale of Common Stock	(500)	12/24/2018
Sale of Common Stock	(200)	12/24/2018
Sale of Common Stock	(200)	12/24/2018
Sale of Common Stock	(410)	12/24/2018
Purchase of Common Stock	1,000	12/24/2018
Purchase of Common Stock	500	12/24/2018
Purchase of Common Stock	95	12/24/2018
Purchase of Common Stock	199	12/24/2018
Sale of Common Stock	(100)	12/26/2018
Sale of Common Stock	(200)	12/26/2018
Sale of Common Stock	(2,500)	12/26/2018
Sale of Common Stock	(100)	12/26/2018
Sale of Common Stock	(41)	12/26/2018
Purchase of Common Stock	500	12/26/2018
Purchase of Common Stock	88	12/26/2018
Purchase of Common Stock	354	12/26/2018
Sale of Common Stock	(1,000)	12/27/2018
Sale of Common Stock	(3,500)	12/27/2018
Sale of Common Stock	(600)	12/27/2018
Sale of Common Stock	(2,000)	12/27/2018
Sale of Common Stock	(409)	12/27/2018
Purchase of Common Stock	158	12/27/2018
Sale of Common Stock	(100)	12/28/2018
Sale of Common Stock	(200)	12/28/2018
Sale of Common Stock	(300)	12/28/2018
Sale of Common Stock	(250)	12/28/2018
Sale of Common Stock	(200)	12/28/2018
Sale of Common Stock	(6000	12/28/2018
Sale of Common Stock	(600)	12/28/2018
Sale of Common Stock	(200)	12/28/2018
Sale of Common Stock	(300)	12/28/2018
Sale of Common Stock	(300)	12/28/2018
Sale of Common Stock	(671)	12/28/2018
Sale of Common Stock	(306)	12/28/2018
Sale of Common Stock	(2,500)	12/28/2018
Sale of Common Stock	(150)	12/28/2018
Sale of Common Stock	(200)	12/28/2018
Purchase of Common Stock	500	12/28/2018
Purchase of Common Stock	10,000	12/28/2018
Purchase of Common Stock	12,000	12/28/2018
Purchase of Common Stock	150	12/28/2018
Purchase of Common Stock	700	12/28/2018
Purchase of Common Stock	500	12/28/2018
Purchase of Common Stock	400	12/28/2018
Purchase of Common Stock	300	12/28/2018
Purchase of Common Stock	800	12/28/2018
Purchase of Common Stock	100	12/28/2018
Purchase of Common Stock	400	12/28/2018
Purchase of Common Stock	400	12/28/2018
Purchase of Common Stock	200	12/28/2018
Purchase of Common Stock	150	12/28/2018
Purchase of Common Stock	300	12/28/2018
Purchase of Common Stock	100	12/28/2018
Purchase of Common Stock	100	12/28/2018
Purchase of Common Stock	500	12/28/2018
Sale of Common Stock	(1,000)	12/31/2018
Sale of Common Stock	(500)	12/31/2018
Sale of Common Stock	(400)	12/31/2018
Sale of Common Stock	(700)	12/31/2018
Sale of Common Stock	(300)	12/31/2018
Purchase of Common Stock	119	12/31/2018
Purchase of Common Stock	47	12/31/2018
Purchase of Common Stock	128	12/31/2018
Purchase of Common Stock	86	12/31/2018
Purchase of Common Stock	84	12/31/2018
Purchase of Common Stock	44	12/31/2018
Purchase of Common Stock	41	12/31/2018
Purchase of Common Stock	52	12/31/2018
Purchase of Common Stock	41	12/31/2018
Purchase of Common Stock	121	12/31/2018
Purchase of Common Stock	211	12/31/2018
Purchase of Common Stock	40	12/31/2018
Purchase of Common Stock	260	12/31/2018
Purchase of Common Stock	54	12/31/2018
Purchase of Common Stock	50	12/31/2018
Purchase of Common Stock	32	12/31/2018
Purchase of Common Stock	36	12/31/2018
Purchase of Common Stock	61	12/31/2018
Purchase of Common Stock	51	12/31/2018
Purchase of Common Stock	41	12/31/2018
Purchase of Common Stock	49	12/31/2018
Purchase of Common Stock	36	12/31/2018
Purchase of Common Stock	180	12/31/2018
Purchase of Common Stock	54	12/31/2018
Purchase of Common Stock	39	12/31/2018
Purchase of Common Stock	42	12/31/2018
Purchase of Common Stock	60	12/31/2018
Purchase of Common Stock	38	12/31/2018
Purchase of Common Stock	31	12/31/2018
Purchase of Common Stock	31	12/31/2018
Purchase of Common Stock	31	12/31/2018
Purchase of Common Stock	43	12/31/2018
Purchase of Common Stock	39	12/31/2018
Purchase of Common Stock	29	12/31/2018
Purchase of Common Stock	48	12/31/2018
Purchase of Common Stock	38	12/31/2018
Purchase of Common Stock	40	12/31/2018
Purchase of Common Stock	113	12/31/2018
Purchase of Common Stock	84	12/31/2018
Purchase of Common Stock	84	12/31/2018
Purchase of Common Stock	35	12/31/2018
Purchase of Common Stock	500	12/31/2018
Purchase of Common Stock	36	12/31/2018
Purchase of Common Stock	168	12/31/2018
Purchase of Common Stock	17	12/31/2018
Purchase of Common Stock	36	12/31/2018
Purchase of Common Stock	61	12/31/2018
Purchase of Common Stock	29	12/31/2018
Purchase of Common Stock	42	12/31/2018
Purchase of Common Stock	48	12/31/2018
Sale of Common Stock	(700)	01/02/2019
Purchase of Common Stock	1,000	01/02/2019
Purchase of Common Stock	500	01/02/2019
Purchase of Common Stock	1,500	01/02/2019
Purchase of Common Stock	300	01/02/2019
Purchase of Common Stock	300	01/02/2019
Purchase of Common Stock	1,500	01/02/2019
Purchase of Common Stock	500	01/02/2019
Purchase of Common Stock	450	01/02/2019
Purchase of Common Stock	200	01/02/2019
Purchase of Common Stock	500	01/02/2019
Sale of Common Stock	(500)	01/03/2019
Purchase of Common Stock	1,000	01/03/2019
Purchase of Common Stock	5,000	01/03/2019
Purchase of Common Stock	300	01/03/2019
Sale of Common Stock	(2,000)	01/04/2019
Purchase of Common Stock	1,000	01/04/2019
Purchase of Common Stock	1,000	01/04/2019
Purchase of Common Stock	400	01/04/2019
Purchase of Common Stock	2,000	01/04/2019
Purchase of Common Stock	800	01/04/2019
Purchase of Common Stock	2,256	01/04/2019
Purchase of Common Stock	800	01/04/2019
Purchase of Common Stock	300	01/04/2019
Purchase of Common Stock	2,558	01/04/2019
Purchase of Common Stock	1,000	01/07/2019
Purchase of Common Stock	456	01/07/2019
Purchase of Common Stock	1,500	01/07/2019
Purchase of Common Stock	2,000	01/07/2019
Sale of Common Stock	(300)	01/08/2019
Purchase of Common Stock	300	01/08/2019
Purchase of Common Stock	1,000	01/08/2019
Purchase of Common Stock	3,600	01/08/2019
Purchase of Common Stock	600	01/08/2019
Purchase of Common Stock	1,100	01/08/2019
Purchase of Common Stock	300	01/09/2019
Purchase of Common Stock	1,500	01/09/2019
Purchase of Common Stock	500	01/10/2019
Purchase of Common Stock	4,000	01/11/2019
Purchase of Common Stock	1,000	01/11/2019
Purchase of Common Stock	300	01/14/2019
Purchase of Common Stock	400	01/14/2019
Purchase of Common Stock	600	01/15/2019
Purchase of Common Stock	594	01/15/2019
Purchase of Common Stock	4,000	01/15/2019
Purchase of Common Stock	1,500	01/15/2019
Purchase of Common Stock	500	01/15/2019
Purchase of Common Stock	500	01/15/2019
Purchase of Common Stock	500	01/15/2019
Purchase of Common Stock	400	01/15/2019
Purchase of Common Stock	1,600	01/15/2019
Purchase of Common Stock	400	01/15/2019
Purchase of Common Stock	9,244	01/15/2019
Purchase of Common Stock	300	01/15/2019
Purchase of Common Stock	700	01/15/2019
Purchase of Common Stock	100	01/15/2019
Purchase of Common Stock	370	01/15/2019
Purchase of Common Stock	500	01/16/2019
Purchase of Common Stock	300	01/16/2019
Purchase of Common Stock	400	01/16/2019
Purchase of Common Stock	500	01/17/2019
Purchase of Common Stock	500	01/17/2019
Purchase of Common Stock	5,000	01/17/2019
Purchase of Common Stock	500	01/17/2019
Purchase of Common Stock	500	01/22/2019
Purchase of Common Stock	200	01/22/2019
Purchase of Common Stock	1,400	01/22/2019
Purchase of Common Stock	500	01/22/2019
Purchase of Common Stock	500	01/22/2019
Purchase of Common Stock	600	01/22/2019
Purchase of Common Stock	5,000	01/22/2019
Purchase of Common Stock	300	01/22/2019
Purchase of Common Stock	150	01/22/2019
Purchase of Common Stock	150	01/22/2019
Purchase of Common Stock	500	01/23/2019
Purchase of Common Stock	500	01/23/2019
Purchase of Common Stock	900	01/23/2019
Purchase of Common Stock	600	01/23/2019
Purchase of Common Stock	1,000	01/23/2019
Sale of Common Stock	(9)	01/24/2019
Purchase of Common Stock	1,500	01/24/2019
Purchase of Common Stock	2,500	01/24/2019
Purchase of Common Stock	100	01/24/2019
Purchase of Common Stock	100	01/24/2019
Purchase of Common Stock	81	01/24/2019
Purchase of Common Stock	60	01/24/2019
Purchase of Common Stock	500	01/25/2019
Purchase of Common Stock	400	01/25/2019
Purchase of Common Stock	4,000	01/25/2019
Purchase of Common Stock	300	01/28/2019
Purchase of Common Stock	600	01/28/2019
Purchase of Common Stock	5,000	01/28/2019
Purchase of Common Stock	1,500	01/28/2019
Purchase of Common Stock	5,000	01/28/2019
Purchase of Common Stock	400	01/28/2019
Purchase of Common Stock	500	01/28/2019
Purchase of Common Stock	71	01/28/2019
Purchase of Common Stock	713	01/28/2019
Sale of Common Stock	(200)	01/29/2019
Sale of Common Stock	(200)	01/29/2019
Sale of Common Stock	(200)	01/29/2019
Sale of Common Stock	(200)	01/29/2019
Sale of Common Stock	(18)	01/29/2019
Purchase of Common Stock	1,000	01/29/2019
Purchase of Common Stock	1,000	01/29/2019
Purchase of Common Stock	3,500	01/29/2019
Purchase of Common Stock	600	01/29/2019
Purchase of Common Stock	2,000	01/29/2019
Purchase of Common Stock	600	01/29/2019
Purchase of Common Stock	600	01/29/2019
Sale of Common Stock	(1,000)	01/30/2019
Sale of Common Stock	(200)	01/30/2019
Sale of Common Stock	(200)	01/30/2019
Sale of Common Stock	(3,058)	01/30/2019
Purchase of Common Stock	2,000	01/30/2019
Purchase of Common Stock	200	01/30/2019
Purchase of Common Stock	6,450	01/30/2019
Purchase of Common Stock	1,400	01/30/2019
Purchase of Common Stock	500	01/31/2019
Purchase of Common Stock	76	01/31/2019
Purchase of Common Stock	76	01/31/2019
Purchase of Common Stock	76	01/31/2019
Sale of Common Stock	(2,000)	02/01/2019
Purchase of Common Stock	1,000	02/04/2019
Sale of Common Stock	(500)	02/05/2019
Sale of Common Stock	(300)	02/05/2019
Sale of Common Stock	(500)	02/06/2019
Sale of Common Stock	(500)	02/06/2019
Purchase of Common Stock	300	02/06/2019
Purchase of Common Stock	500	02/06/2019
Purchase of Common Stock	200	02/06/2019
Purchase of Common Stock	100	02/06/2019
Purchase of Common Stock	2,000	02/07/2019
Purchase of Common Stock	500	02/07/2019
Purchase of Common Stock	127	02/07/2019
Purchase of Common Stock	98	02/08/2019
Purchase of Common Stock	102	02/08/2019
Sale of Common Stock	(400)	02/11/2019
Purchase of Common Stock	100	02/11/2019
Sale of Common Stock	(300)	02/12/2019
Purchase of Common Stock	1,000	02/12/2019
Purchase of Common Stock	500	02/12/2019
Purchase of Common Stock	1,000	02/12/2019
Purchase of Common Stock	74	02/12/2019
Sale of Common Stock	(200)	02/13/2019
Sale of Common Stock	(500)	02/13/2019
Sale of Common Stock	(600)	02/13/2019
Sale of Common Stock	(113)	02/13/2019
Sale of Common Stock	(136)	02/13/2019
Sale of Common Stock	(300)	02/14/2019
Sale of Common Stock	(18)	02/15/2019
Purchase of Common Stock	1,000	02/15/2019
Sale of Common Stock	(2,000)	02/19/2019
Sale of Common Stock	(1,000)	02/19/2019
Sale of Common Stock	(1,000)	02/19/2019
Sale of Common Stock	(200)	02/19/2019
Sale of Common Stock	(2,000)	02/19/2019
Sale of Common Stock	(2,500)	02/19/2019
Sale of Common Stock	(1,500)	02/20/2019
Sale of Common Stock	(200)	02/20/2019
Sale of Common Stock	(300)	02/20/2019
Sale of Common Stock	(500)	02/25/2019
Sale of Common Stock	(500)	02/25/2019
Sale of Common Stock	(4,000)	02/25/2019
Purchase of Common Stock	64	02/25/2019
Purchase of Common Stock	64	02/25/2019
Sale of Common Stock	(1,500)	02/26/2019
Sale of Common Stock	(2,500)	02/26/2019
Sale of Common Stock	(400)	02/27/2019
Purchase of Common Stock	183	02/27/2019
Sale of Common Stock	(2,300)	02/28/2019
Sale of Common Stock	(53)	03/01/2019
Sale of Common Stock	(79)	03/01/2019
Sale of Common Stock	(56)	03/01/2019
Sale of Common Stock	(38)	03/01/2019
Sale of Common Stock	(37)	03/01/2019
Sale of Common Stock	(18)	03/01/2019
Sale of Common Stock	(18)	03/01/2019
Sale of Common Stock	(23)	03/01/2019
Sale of Common Stock	(18)	03/01/2019
Sale of Common Stock	(54)	03/01/2019
Sale of Common Stock	(93)	03/01/2019
Sale of Common Stock	(18)	03/01/2019
Sale of Common Stock	(115)	03/01/2019
Sale of Common Stock	(24)	03/01/2019
Sale of Common Stock	(10)	03/01/2019
Sale of Common Stock	(21)	03/01/2019
Sale of Common Stock	(17)	03/01/2019
Sale of Common Stock	(21)	03/01/2019
Sale of Common Stock	(16)	03/01/2019
Sale of Common Stock	(38)	03/01/2019
Sale of Common Stock	(34)	03/01/2019
Sale of Common Stock	(24)	03/01/2019
Sale of Common Stock	(17)	03/01/2019
Sale of Common Stock	(9)	03/01/2019
Sale of Common Stock	(91)	03/01/2019
Sale of Common Stock	(26)	03/01/2019
Sale of Common Stock	(17)	03/01/2019
Sale of Common Stock	(13)	03/01/2019
Sale of Common Stock	(13)	03/01/2019
Sale of Common Stock	(13)	03/01/2019
Sale of Common Stock	(18)	03/01/2019
Sale of Common Stock	(19)	03/01/2019
Sale of Common Stock	(14)	03/01/2019
Sale of Common Stock	(21)	03/01/2019
Sale of Common Stock	(19)	03/01/2019
Sale of Common Stock	(21)	03/01/2019
Sale of Common Stock	(57)	03/01/2019
Sale of Common Stock	(48)	03/01/2019
Sale of Common Stock	(49)	03/01/2019
Sale of Common Stock	(19)	03/01/2019
Sale of Common Stock	(20)	03/01/2019
Sale of Common Stock	(12)	03/01/2019
Sale of Common Stock	(24)	03/01/2019
Sale of Common Stock	(52)	03/01/2019
Sale of Common Stock	(90)	03/01/2019
Sale of Common Stock	(41)	03/01/2019
Sale of Common Stock	(7)	03/01/2019
Sale of Common Stock	(10)	03/01/2019
Sale of Common Stock	(7)	03/01/2019
Sale of Common Stock	(7)	03/01/2019
Sale of Common Stock	(12)	03/01/2019
Sale of Common Stock	(7)	03/01/2019
Sale of Common Stock	(6)	03/01/2019
Purchase of Common Stock	65	03/01/2019
Sale of Common Stock	(200)	03/04/2019
Sale of Common Stock	(500)	03/04/2019
Sale of Common Stock	(800)	03/06/2019
Purchase of Common Stock	127	03/06/2019
Sale of Common Stock	(500)	03/07/2019
Purchase of Common Stock	345	03/08/2019
Purchase of Common Stock	275	03/11/2019
Sale of Common Stock	(200)	03/13/2019
Sale of Common Stock	(19)	03/15/2019
Purchase of Common Stock	500	03/15/2019
Purchase of Common Stock	300	03/18/2019
Sale of Common Stock	(42)	03/19/2019
Sale of Common Stock	(62)	03/19/2019
Sale of Common Stock	(46)	03/19/2019
Sale of Common Stock	(31)	03/19/2019
Sale of Common Stock	(30)	03/19/2019
Sale of Common Stock	(14)	03/19/2019
Sale of Common Stock	(15)	03/19/2019
Sale of Common Stock	(18)	03/19/2019
Sale of Common Stock	(15)	03/19/2019
Sale of Common Stock	(43)	03/19/2019
Sale of Common Stock	(75)	03/19/2019
Sale of Common Stock	(14)	03/19/2019
Sale of Common Stock	(93)	03/19/2019
Sale of Common Stock	(19)	03/19/2019
Sale of Common Stock	(2)	03/19/2019
Sale of Common Stock	(17)	03/19/2019
Sale of Common Stock	(14)	03/19/2019
Sale of Common Stock	(49)	03/19/2019
Sale of Common Stock	(40)	03/19/2019
Sale of Common Stock	(14)	03/19/2019
Sale of Common Stock	(18)	03/19/2019
Sale of Common Stock	(13)	03/19/2019
Sale of Common Stock	(33)	03/19/2019
Sale of Common Stock	(76)	03/19/2019
Sale of Common Stock	(19)	03/19/2019
Sale of Common Stock	(15)	03/19/2019
Sale of Common Stock	(14)	03/19/2019
Sale of Common Stock	(141	03/19/2019
Sale of Common Stock	(21)	03/19/2019
Sale of Common Stock	(13)	03/19/2019
Sale of Common Stock	(10)	03/19/2019
Sale of Common Stock	(11)	03/19/2019
Sale of Common Stock	(11)	03/19/2019
Sale of Common Stock	(14)	03/19/2019
Sale of Common Stock	(15)	03/19/2019
Sale of Common Stock	(11)	03/19/2019
Sale of Common Stock	(17)	03/19/2019
Sale of Common Stock	(15)	03/19/2019
Sale of Common Stock	(16)	03/19/2019
Sale of Common Stock	(46)	03/19/2019
Sale of Common Stock	(40)	03/19/2019
Sale of Common Stock	(39)	03/19/2019
Sale of Common Stock	(16)	03/19/2019
Sale of Common Stock	(16)	03/19/2019
Sale of Common Stock	(85)	03/19/2019
Sale of Common Stock	(20)	03/19/2019
Sale of Common Stock	(41)	03/19/2019
Sale of Common Stock	(74)	03/19/2019
Sale of Common Stock	(33)	03/19/2019
Sale of Common Stock	(26)	03/19/2019
Sale of Common Stock	(12)	03/19/2019
Sale of Common Stock	(15)	03/19/2019
Sale of Common Stock	(10)	03/19/2019
Sale of Common Stock	(15)	03/19/2019
Sale of Common Stock	(16)	03/19/2019
Sale of Common Stock	(26)	03/19/2019
Sale of Common Stock	(29)	03/19/2019
Sale of Common Stock	(30)	03/19/2019
Sale of Common Stock	(15)	03/19/2019
Sale of Common Stock	(14)	03/19/2019
Sale of Common Stock	(14)	03/19/2019
Sale of Common Stock	(40)	03/19/2019
Sale of Common Stock	(15)	03/19/2019
Sale of Common Stock	(31)	03/19/2019
Sale of Common Stock	(85)	03/19/2019
Sale of Common Stock	(70)	03/19/2019
Purchase of Common Stock	576	03/20/2019
Sale of Common Stock	(500)	03/25/2019
Purchase of Common Stock	110	03/27/2019
Sale of Common Stock	(500)	03/28/2019
Purchase of Common Stock	400	03/28/2019
Purchase of Common Stock	133	03/28/2019
Purchase of Common Stock	2,000	03/29/2019
Purchase of Common Stock	52	04/01/2019
Sale of Common Stock	(500)	04/09/2019
Sale of Common Stock	(400)	04/09/2019
Sale of Common Stock	(5,500)	04/10/2019
Purchase of Common Stock	96	04/10/2019
Sale of Common Stock	(1,500)	04/11/2019
Sale of Common Stock	(1,000)	04/11/2019
Sale of Common Stock	(200)	04/11/2019
Sale of Common Stock	(400)	04/15/2019
Purchase of Common Stock	48	04/16/2019
Purchase of Common Stock	43	04/17/2019
Purchase of Common Stock	61	04/17/2019
Sale of Common Stock	(200)	04/24/2019
Sale of Common Stock	(10)	04/26/2019
Purchase of Common Stock	51	05/01/2019
Purchase of Common Stock	44	05/01/2019
Purchase of Common Stock	35	05/01/2019
Purchase of Common Stock	92	05/01/2019
Purchase of Common Stock	22	05/01/2019
Purchase of Common Stock	88	05/02/2019
Purchase of Common Stock	60	05/02/2019
Sale of Common Stock	(400)	05/08/2019
Sale of Common Stock	(257)	05/09/2019
Purchase of Common Stock	77	05/09/2019
Sale of Common Stock	(50)	05/10/2019
Purchase of Common Stock	29	05/14/2019
Purchase of Common Stock	47	05/16/2019
Purchase of Common Stock	47	05/16/2019
Sale of Common Stock	(2,000)	05/21/2019
Sale of Common Stock	(2,000)	05/21/2019
Sale of Common Stock	(1,000)	05/21/2019
Sale of Common Stock	(500)	05/21/2019
Purchase of Common Stock	19	05/21/2019
Sale of Common Stock	(500)	05/22/2019
Sale of Common Stock	(1,600)	05/22/2019
Purchase of Common Stock	15,000	05/22/2019
Purchase of Common Stock	500	05/22/2019
Purchase of Common Stock	1,800	05/22/2019
Purchase of Common Stock	861	05/22/2019
Purchase of Common Stock	17	05/22/2019
Sale of Common Stock	(2,500)	05/23/2019
Purchase of Common Stock	31	05/23/2019
Purchase of Common Stock	36	05/23/2019
Purchase of Common Stock	300	05/24/2019
Purchase of Common Stock	100	05/29/2019
Sale of Common Stock	(21)	05/30/2019
Purchase of Common Stock	64	05/30/2019
Purchase of Common Stock	600	05/31/2019
Purchase of Common Stock	100	05/31/2019
Purchase of Common Stock	32	06/03/2019
Purchase of Common Stock	100	06/04/2019
Sale of Common Stock	(500)	06/05/2019
Sale of Common Stock	(200)	06/05/2019
Purchase of Common Stock	100	06/05/2019
Purchase of Common Stock	100	06/05/2019
Purchase of Common Stock	400	06/05/2019
Purchase of Common Stock	1,600	06/05/2019
Purchase of Common Stock	600	06/05/2019
Purchase of Common Stock	700	06/05/2019
Purchase of Common Stock	5,500	06/05/2019
Purchase of Common Stock	400	06/05/2019
Purchase of Common Stock	400	06/05/2019
Purchase of Common Stock	135	06/05/2019
Purchase of Common Stock	65	06/05/2019
Purchase of Common Stock	2,000	06/05/2019
Purchase of Common Stock	800	06/05/2019
Purchase of Common Stock	400	06/05/2019
Purchase of Common Stock	4,000	06/05/2019
Purchase of Common Stock	2,000	06/05/2019
Purchase of Common Stock	200	06/05/2019
Purchase of Common Stock	100	06/05/2019
Purchase of Common Stock	100	06/05/2019
Purchase of Common Stock	150	06/05/2019
Purchase of Common Stock	182	06/05/2019
Purchase of Common Stock	103	06/05/2019
Purchase of Common Stock	115	06/05/2019
Purchase of Common Stock	100	06/05/2019
Purchase of Common Stock	22	06/05/2019
Purchase of Common Stock	31	06/06/2019
Purchase of Common Stock	30	06/07/2019
Sale of Common Stock	(300)	06/10/2019
Purchase of Common Stock	200	06/10/2019
Purchase of Common Stock	200	06/10/2019
Purchase of Common Stock	200	06/10/2019
Purchase of Common Stock	300	06/10/2019
Purchase of Common Stock	300	06/10/2019
Purchase of Common Stock	124	06/10/2019
Purchase of Common Stock	300	06/10/2019
Purchase of Common Stock	200	06/10/2019
Purchase of Common Stock	200	06/10/2019
Purchase of Common Stock	150	06/10/2019
Purchase of Common Stock	1,000	06/10/2019
Purchase of Common Stock	200	06/10/2019
Purchase of Common Stock	300	06/10/2019
Purchase of Common Stock	300	06/10/2019
Purchase of Common Stock	400	06/10/2019
Purchase of Common Stock	100	06/10/2019
Purchase of Common Stock	200	06/10/2019
Purchase of Common Stock	200	06/10/2019
Purchase of Common Stock	100	06/10/2019
Purchase of Common Stock	200	06/10/2019
Purchase of Common Stock	200	06/10/2019
Purchase of Common Stock	30	06/10/2019
Purchase of Common Stock	90	06/10/2019
Purchase of Common Stock	100	06/10/2019
Purchase of Common Stock	300	06/10/2019
Purchase of Common Stock	50	06/10/2019
Purchase of Common Stock	125	06/10/2019
Purchase of Common Stock	125	06/10/2019
Purchase of Common Stock	100	06/10/2019
Purchase of Common Stock	250	06/10/2019
Purchase of Common Stock	25	06/10/2019
Purchase of Common Stock	200	06/10/2019
Purchase of Common Stock	400	06/10/2019
Purchase of Common Stock	100	06/10/2019
Purchase of Common Stock	600	06/10/2019
Purchase of Common Stock	100	06/10/2019
Purchase of Common Stock	200	06/10/2019
Purchase of Common Stock	3,000	06/10/2019
Purchase of Common Stock	3,000	06/10/2019
Purchase of Common Stock	200	06/11/2019
Purchase of Common Stock	100	06/11/2019
Purchase of Common Stock	500	06/11/2019
Purchase of Common Stock	200	06/11/2019
Purchase of Common Stock	1,700	06/11/2019
Purchase of Common Stock	50	06/11/2019
Purchase of Common Stock	100	06/11/2019
Purchase of Common Stock	2,000	06/11/2019
Purchase of Common Stock	200	06/11/2019
Purchase of Common Stock	200	06/11/2019
Purchase of Common Stock	350	06/11/2019
Purchase of Common Stock	200	06/11/2019
Purchase of Common Stock	300	06/11/2019
Purchase of Common Stock	1,600	06/11/2019
Purchase of Common Stock	1,646	06/11/2019
Sale of Common Stock	(300)	06/12/2019
Sale of Common Stock	(300)	06/12/2019
Purchase of Common Stock	300	06/12/2019
Purchase of Common Stock	200	06/12/2019
Purchase of Common Stock	100	06/12/2019
Purchase of Common Stock	2,331	06/12/2019
Purchase of Common Stock	2,300	06/12/2019
Purchase of Common Stock	100	06/12/2019
Purchase of Common Stock	50	06/12/2019
Purchase of Common Stock	100	06/14/2019
Purchase of Common Stock	2,169	06/14/2019
Purchase of Common Stock	2,154	06/14/2019
Purchase of Common Stock	100	06/14/2019
Sale of Common Stock	(300)	06/17/2019
Purchase of Common Stock	15	06/17/2019
Sale of Common Stock	(150)	06/19/2019
Sale of Common Stock	(100)	06/19/2019
Purchase of Common Stock	33	06/19/2019
Purchase of Common Stock	19	06/21/2019
Sale of Common Stock	(5,000)	06/28/2019
Purchase of Common Stock	12,500	06/28/2019
Purchase of Common Stock	71	06/28/2019
Purchase of Common Stock	29	06/28/2019
Purchase of Common Stock	57	06/28/2019
Purchase of Common Stock	71	06/28/2019
Sale of Common Stock	(1,000)	07/01/2019
Sale of Common Stock	(400)	07/01/2019
Sale of Common Stock	(600)	07/01/2019
Sale of Common Stock	(2,500)	07/01/2019
Sale of Common Stock	(300)	07/01/2019
Sale of Common Stock	(4,000)	07/02/2019
Sale of Common Stock	(400)	07/02/2019
Sale of Common Stock	(1,500)	07/02/2019
Sale of Common Stock	(1,500)	07/02/2019
Sale of Common Stock	(4,000)	07/03/2019
Sale of Common Stock	(2,000)	07/03/2019
Sale of Common Stock	(1,000)	07/03/2019
Sale of Common Stock	(3,000)	07/03/2019
Sale of Common Stock	(1,800)	07/05/2019
Sale of Common Stock	(600)	07/05/2019
Sale of Common Stock	(1,000)	07/05/2019
Purchase of Common Stock	1,000	07/05/2019
Purchase of Common Stock	22	07/05/2019
Purchase of Common Stock	9	07/05/2019
Sale of Common Stock	(400)	07/08/2019
Sale of Common Stock	(200)	07/08/2019
Sale of Common Stock	(500)	07/08/2019
Sale of Common Stock	(1,000)	07/08/2019
Purchase of Common Stock	100	07/08/2019
Purchase of Common Stock	100	07/08/2019
Purchase of Common Stock	25	07/08/2019
Purchase of Common Stock	16	07/08/2019
Sale of Common Stock	(500)	07/09/2019
Sale of Common Stock	(1,000)	07/09/2019
Sale of Common Stock	(400)	07/09/2019
Sale of Common Stock	(300)	07/09/2019
Sale of Common Stock	(100)	07/09/2019
Sale of Common Stock	(1,000)	07/09/2019
Sale of Common Stock	(300)	07/09/2019
Sale of Common Stock	(1,100)	07/09/2019
Sale of Common Stock	(200)	07/09/2019
Sale of Common Stock	(100)	07/09/2019
Sale of Common Stock	(350)	07/09/2019
Sale of Common Stock	(200)	07/09/2019
Sale of Common Stock	(165)	07/09/2019
Sale of Common Stock	(3,100)	07/09/2019
Sale of Common Stock	(3,000)	07/09/2019
Sale of Common Stock	(50)	07/09/2019
Purchase of Common Stock	100	07/09/2019
Sale of Common Stock	(500)	07/10/2019
Sale of Common Stock	(150)	07/10/2019
Sale of Common Stock	(700)	07/10/2019
Sale of Common Stock	(800)	07/10/2019
Sale of Common Stock	(800)	07/10/2019
Sale of Common Stock	(800)	07/10/2019
Sale of Common Stock	(1,000)	07/10/2019
Sale of Common Stock	(600)	07/10/2019
Sale of Common Stock	(400)	07/10/2019
Sale of Common Stock	(400)	07/10/2019
Sale of Common Stock	(2,200)	07/10/2019
Sale of Common Stock	(2,000)	07/10/2019
Sale of Common Stock	(400)	07/10/2019
Sale of Common Stock	(600)	07/10/2019
Sale of Common Stock	(5,000)	07/10/2019
Sale of Common Stock	(200)	07/10/2019
Sale of Common Stock	(400)	07/10/2019
Sale of Common Stock	(400)	07/10/2019
Sale of Common Stock	(200)	07/10/2019
Sale of Common Stock	(200)	07/10/2019
Sale of Common Stock	(100)	07/10/2019
Sale of Common Stock	(100)	07/10/2019
Sale of Common Stock	(600)	07/10/2019
Sale of Common Stock	(2,000)	07/10/2019
Sale of Common Stock	(2,000)	07/10/2019
Sale of Common Stock	(400)	07/10/2019
Sale of Common Stock	(200)	07/10/2019
Sale of Common Stock	(1,364)	07/10/2019
Sale of Common Stock	(206)	07/10/2019
Sale of Common Stock	(230)	07/10/2019
Sale of Common Stock	(200)	07/10/2019
Sale of Common Stock	(2,500)	07/10/2019
Sale of Common Stock	(100)	07/10/2019
Purchase of Common Stock	100	07/10/2019
Purchase of Common Stock	50	07/10/2019
Purchase of Common Stock	17	07/10/2019
Purchase of Common Stock	33	07/10/2019
Sale of Common Stock	(800)	07/11/2019
Sale of Common Stock	(200)	07/11/2019
Sale of Common Stock	(600)	07/11/2019
Sale of Common Stock	(248)	07/11/2019
Sale of Common Stock	(600)	07/11/2019
Sale of Common Stock	(1,000)	07/11/2019
Sale of Common Stock	(1,300	07/11/2019
Sale of Common Stock	(400)	07/11/2019
Sale of Common Stock	(400)	07/11/2019
Sale of Common Stock	(267)	07/11/2019
Sale of Common Stock	(2,220)	07/11/2019
Sale of Common Stock	(80)	07/11/2019
Sale of Common Stock	(500)	07/11/2019
Sale of Common Stock	(600)	07/11/2019
Sale of Common Stock	(500)	07/11/2019
Sale of Common Stock	(600)	07/11/2019
Sale of Common Stock	(5,200)	07/11/2019
Sale of Common Stock	(300)	07/11/2019
Sale of Common Stock	(300)	07/11/2019
Sale of Common Stock	(120)	07/11/2019
Sale of Common Stock	(50)	07/11/2019
Sale of Common Stock	(3,000)	07/11/2019
Sale of Common Stock	(700)	07/11/2019
Sale of Common Stock	(800)	07/11/2019
Sale of Common Stock	(1,200)	07/11/2019
Sale of Common Stock	(3,600)	07/11/2019
Sale of Common Stock	(1,300)	07/11/2019
Sale of Common Stock	(400)	07/11/2019
Sale of Common Stock	(400)	07/11/2019
Sale of Common Stock	(60)	07/11/2019
Sale of Common Stock	(400)	07/11/2019
Sale of Common Stock	(200)	07/11/2019
Sale of Common Stock	(100)	07/11/2019
Sale of Common Stock	(250)	07/11/2019
Sale of Common Stock	(250)	07/11/2019
Sale of Common Stock	(100)	07/11/2019
Sale of Common Stock	(350)	07/11/2019
Sale of Common Stock	(50)	07/11/2019
Sale of Common Stock	(600)	07/11/2019
Sale of Common Stock	(800)	07/11/2019
Sale of Common Stock	(400)	07/11/2019
Sale of Common Stock	(5,100)	07/11/2019
Sale of Common Stock	(5,200)	07/11/2019
Sale of Common Stock	(300)	07/11/2019
Sale of Common Stock	(800)	07/11/2019
Sale of Common Stock	(968)	07/12/2019
Sale of Common Stock	(500)	07/12/2019
Sale of Common Stock	(733)	07/12/2019
Sale of Common Stock	(5,300)	07/12/2019
Sale of Common Stock	(200)	07/12/2019
Sale of Common Stock	(2,000)	07/12/2019
Sale of Common Stock	2,000	07/12/2019
Sale of Common Stock	(900)	07/12/2019
Sale of Common Stock	(800)	07/12/2019
Purchase of Common Stock	300	07/15/2019
Purchase of Common Stock	300	07/15/2019
Purchase of Common Stock	300	07/15/2019
Purchase of Common Stock	43	07/15/2019
Sale of Common Stock	(75)	07/16/2019
Purchase of Common Stock	100	07/16/2019
Purchase of Common Stock	19	07/16/2019
Sale of Common Stock	(500)	07/17/2019
Purchase of Common Stock	98	07/17/2019
Purchase of Common Stock	38	07/18/2019
Purchase of Common Stock	55	07/19/2019
Purchase of Common Stock	500	07/20/2019
Purchase of Common Stock	100	07/23/2019
Purchase of Common Stock	20	07/29/2019
Purchase of Common Stock	100	07/31/2019
Purchase of Common Stock	318	07/31/2019
Purchase of Common Stock	63	07/31/2019
Purchase of Common Stock	1,186	08/08/2019
Purchase of Common Stock	45	08/09/2019
Purchase of Common Stock	20	08/09/2019
Purchase of Common Stock	33	08/09/2019
Purchase of Common Stock	21	08/09/2019
Purchase of Common Stock	200	08/12/2019
Purchase of Common Stock	300	08/12/2019
Purchase of Common Stock	200	08/12/2019
Purchase of Common Stock	814	08/12/2019
Purchase of Common Stock	1,049	08/12/2019
Purchase of Common Stock	400	08/13/2019
Purchase of Common Stock	30	08/13/2019
Purchase of Common Stock	300	08/15/2019
Purchase of Common Stock	100	08/15/2019
Sale of Common Stock	(576)	08/16/2019
Purchase of Common Stock	400	08/16/2019
Purchase of Common Stock	44	08/16/2019
Purchase of Common Stock	21	08/16/2019
Purchase of Common Stock	300	08/20/2019
Purchase of Common Stock	46	08/21/2019
Purchase of Common Stock	900	08/22/2019
Purchase of Common Stock	93	08/22/2019
Purchase of Common Stock	100	08/23/2019
Purchase of Common Stock	26	08/26/2019
Purchase of Common Stock	52	08/26/2019
Sale of Common Stock	(300)	08/27/2019
Purchase of Common Stock	400	08/28/2019
Purchase of Common Stock	80	08/28/2019
Purchase of Common Stock	500	08/29/2019
Purchase of Common Stock	33	08/29/2019
Sale of Common Stock	(31)	08/30/2019
Sale of Common Stock	(56)	08/30/2019
Sale of Common Stock	(46)	08/30/2019
Purchase of Common Stock	9	08/30/2019
Purchase of Common Stock	24	09/03/2019
Purchase of Common Stock	1,760	09/04/2019
Purchase of Common Stock	500	09/09/2019
Purchase of Common Stock	246	09/09/2019
Purchase of Common Stock	23	09/12/2019
Purchase of Common Stock	20	09/16/2019
Purchase of Common Stock	26	09/16/2019
Sale of Common Stock	(300)	09/19/2019
Sale of Common Stock	(24)	09/23/2019
Sale of Common Stock	(1,500)	09/26/2019
Sale of Common Stock	(600)	09/26/2019
Sale of Common Stock	(1,100)	09/26/2019
Sale of Common Stock	(1,100)	09/26/2019
Sale of Common Stock	(1,500)	09/27/2019
Sale of Common Stock	(500)	09/27/2019
Sale of Common Stock	(500)	09/27/2019
Purchase of Common Stock	24	09/27/2019
Purchase of Common Stock	60	09/27/2019
Sale of Common Stock	(400)	09/30/2019
Sale of Common Stock	(400)	09/30/2019
Purchase of Common Stock	200	09/30/2019
Purchase of Common Stock	100	10/01/2019
Purchase of Common Stock	200	10/02/2019
Purchase of Common Stock	45	10/02/2019
Purchase of Common Stock	21	10/03/2019
Purchase of Common Stock	48	10/07/2019
Purchase of Common Stock	21	10/08/2019
Purchase of Common Stock	107	10/08/2019
Purchase of Common Stock	20	10/14/2019
Sale of Common Stock	(19)	10/16/2019
Sale of Common Stock	(40)	10/21/2019
Sale of Common Stock	(14)	10/21/2019
Purchase of Common Stock	300	10/21/2019
Sale of Common Stock	(100)	10/22/2019
Sale of Common Stock	(100)	10/22/2019
Purchase of Common Stock	2,000	10/22/2019
Purchase of Common Stock	43	10/23/2019
Purchase of Common Stock	28	10/29/2019
Sale of Common Stock	64	11/01/2019
Sale of Common Stock	(800)	11/05/2019
Sale of Common Stock	(685)	11/05/2019
Sale of Common Stock	(60)	11/07/2019
Sale of Common Stock	(800)	11/11/2019
Purchase of Common Stock	36	11/11/2019
Sale of Common Stock	(300)	11/14/2019
Sale of Common Stock	(300)	11/14/2019
Sale of Common Stock	(300)	11/14/2019
Sale of Common Stock	(200)	11/14/2019
Sale of Common Stock	(18)	11/14/2019
Sale of Common Stock	(12)	11/15/2019
Sale of Common Stock	(200)	11/18/2019
Sale of Common Stock	(300)	11/18/2019
Sale of Common Stock	(300)	11/18/2019
Sale of Common Stock	(30)	11/18/2019
Purchase of Common Stock	35	11/19/2019
Purchase of Common Stock	28	11/19/2019
Sale of Common Stock	(100)	11/22/2019
Purchase of Common Stock	35	11/22/2019
Sale of Common Stock	(600)	11/25/2019
Sale of Common Stock	(100)	11/25/2019
Sale of Common Stock	(50)	11/25/2019
Sale of Common Stock	(55)	11/25/2019
Sale of Common Stock	(7)	11/25/2019
Sale of Common Stock	(1,000)	11/26/2019
Sale of Common Stock	(100)	11/26/2019
Sale of Common Stock	(50)	11/26/2019
Sale of Common Stock	(1,700)	11/27/2019
Sale of Common Stock	(200)	12/02/2019
Sale of Common Stock	(200)	12/02/2019
Sale of Common Stock	(200)	12/02/2019
Sale of Common Stock	(1,500)	12/02/2019
Sale of Common Stock	(200)	12/02/2019
Sale of Common Stock	(500)	12/02/2019
Sale of Common Stock	(446)	12/05/2019
Sale of Common Stock	(19)	12/05/2019
Sale of Common Stock	(19)	12/05/2019
Sale of Common Stock	(300)	12/09/2019
Sale of Common Stock	(300)	12/09/2019
Sale of Common Stock	(150)	12/09/2019
Purchase of Common Stock	500	12/09/2019
Purchase of Common Stock	500	12/10/2019
Sale of Common Stock	(100)	12/11/2019
Sale of Common Stock	(3,300)	12/12/2019
Sale of Common Stock	(106)	12/12/2019
Purchase of Common Stock	19	12/13/2019
Sale of Common Stock	(600)	12/16/2019
Sale of Common Stock	(43)	12/16/2019
Sale of Common Stock	(800)	12/17/2019
Purchase of Common Stock	276	12/17/2019
Sale of Common Stock	(1,000)	12/18/2019
Sale of Common Stock	(2,000)	12/18/2019
Sale of Common Stock	(800)	12/19/2019
Purchase of Common Stock	300	12/19/2019
Sale of Common Stock	(1,500)	12/20/2019
Purchase of Common Stock	200	12/20/2019
Sale of Common Stock	(400)	12/23/2019
Sale of Common Stock	(1,000)	12/23/2019
Sale of Common Stock	(300)	12/24/2019
Sale of Common Stock	(11)	12/24/2019
Sale of Common Stock	(11)	12/24/2019
Sale of Common Stock	(400)	12/26/2019
Sale of Common Stock	(25)	12/26/2019
Sale of Common Stock	(75)	12/26/2019
Sale of Common Stock	(500)	12/27/2019
Sale of Common Stock	(8,200)	12/30/2019
Sale of Common Stock	(200)	12/30/2019
Sale of Common Stock	(300)	12/30/2019
Sale of Common Stock	(200)	12/30/2019
Sale of Common Stock	(500)	12/30/2019
Sale of Common Stock	(200)	12/30/2019
Sale of Common Stock	(100)	12/30/2019
Sale of Common Stock	(1,500)	12/30/2019
Sale of Common Stock	(20)	12/30/2019
Sale of Common Stock	(12)	12/30/2019
Sale of Common Stock	(51)	12/30/2019
Sale of Common Stock	(18)	12/30/2019
Sale of Common Stock	(32)	12/30/2019
Sale of Common Stock	(48)	12/30/2019
Sale of Common Stock	(16)	12/30/2019
Sale of Common Stock	(23)	12/30/2019
Sale of Common Stock	(100)	12/31/2019
Sale of Common Stock	(600)	12/31/2019
Sale of Common Stock	(300)	12/31/2019
Sale of Common Stock	(55)	12/31/2019
Sale of Common Stock	(12)	12/31/2019
Sale of Common Stock	(38)	12/31/2019
Sale of Common Stock	(9)	12/31/2019
Sale of Common Stock	(1,200)	01/02/2020
Sale of Common Stock	(100)	01/03/2020
Purchase of Common Stock	87	01/03/2020
Purchase of Common Stock	49	01/03/2020
Purchase of Common Stock	11	01/03/2020
Purchase of Common Stock	12	01/03/2020
Purchase of Common Stock	22	01/03/2020
Purchase of Common Stock	15	01/03/2020
Sale of Common Stock	(2,000)	01/06/2020
Sale of Common Stock	(200)	01/06/2020
Sale of Common Stock	(4,000)	01/06/2020
Sale of Common Stock	(500)	01/06/2020
Sale of Common Stock	(4,000)	01/06/2020
Sale of Common Stock	(400)	01/07/2020
Sale of Common Stock	(200)	01/07/2020
Sale of Common Stock	(400)	01/07/2020
Sale of Common Stock	(400)	01/07/2020
Sale of Common Stock	(400)	01/07/2020
Sale of Common Stock	(852)	01/07/2020
Sale of Common Stock	(75)	01/07/2020
Sale of Common Stock	(30)	01/07/2020
Purchase of Common Stock	200	01/07/2020
Sale of Common Stock	(500)	01/08/2020
Sale of Common Stock	(400)	01/08/2020
Sale of Common Stock	(200)	01/08/2020
Sale of Common Stock	(400)	01/08/2020
Sale of Common Stock	(500)	01/08/2020
Sale of Common Stock	(3,788)	01/08/2020
Sale of Common Stock	(500)	01/08/2020
Sale of Common Stock	(46)	01/08/2020
Sale of Common Stock	(500)	01/09/2020
Sale of Common Stock	(300)	01/09/2020
Sale of Common Stock	(500)	01/09/2020
Sale of Common Stock	(1,160)	01/09/2020
Sale of Common Stock	(108)	01/10/2020
Purchase of Common Stock	12	01/10/2020
Purchase of Common Stock	19	01/10/2020
Sale of Common Stock	(1,402)	01/13/2020
Sale of Common Stock	(1,200)	01/13/2020
Sale of Common Stock	(600)	01/14/2020
Sale of Common Stock	(1,200)	01/14/2020
Sale of Common Stock	(1,000)	01/14/2020
Sale of Common Stock	(325)	01/15/2020
Sale of Common Stock	(400)	01/15/2020
Sale of Common Stock	(1,000)	01/15/2020
Sale of Common Stock	(1,700)	01/15/2020
Sale of Common Stock	(1,300)	01/15/2020
Sale of Common Stock	(500)	01/15/2020
Purchase of Common Stock	18	01/15/2020
Sale of Common Stock	(1,000)	01/16/2020
Sale of Common Stock	(300)	01/16/2020
Sale of Common Stock	(500)	01/16/2020
Sale of Common Stock	(2,000)	01/16/2020
Sale of Common Stock	(1,200)	01/16/2020
Sale of Common Stock	(200)	01/16/2020
Sale of Common Stock	(1,032)	01/16/2020
Sale of Common Stock	(300)	01/16/2020
Sale of Common Stock	(700)	01/16/2020
Sale of Common Stock	(1,000)	01/16/2020
Sale of Common Stock	(300)	01/16/2020
Sale of Common Stock	(1,000)	01/16/2020
Sale of Common Stock	(3,000)	01/16/2020
Sale of Common Stock	(1,900)	01/16/2020
Sale of Common Stock	(700)	01/16/2020
Sale of Common Stock	(800)	01/16/2020
Sale of Common Stock	(500)	01/16/2020
Sale of Common Stock	(500)	01/16/2020
Sale of Common Stock	(2,700)	01/16/2020
Sale of Common Stock	(700)	01/16/2020
Sale of Common Stock	(400)	01/17/2020
Sale of Common Stock	(500)	01/17/2020
Sale of Common Stock	(1,000)	01/17/2020
Sale of Common Stock	(500)	01/17/2020
Sale of Common Stock	(2,000)	01/17/2020
Sale of Common Stock	(3,639)	01/17/2020
Sale of Common Stock	(900)	01/17/2020
Sale of Common Stock	(4,400)	01/17/2020
Sale of Common Stock	(200)	01/17/2020
Sale of Common Stock	(800)	01/21/2020
Sale of Common Stock	(1,000)	01/21/2020
Sale of Common Stock	(4,000)	01/21/2020
Sale of Common Stock	(1,000)	01/21/2020
Sale of Common Stock	(300)	01/21/2020
Sale of Common Stock	(200)	01/21/2020
Sale of Common Stock	(200)	01/21/2020
Sale of Common Stock	(200)	01/21/2020
Sale of Common Stock	(300)	01/21/2020
Sale of Common Stock	(150)	01/21/2020
Sale of Common Stock	(80)	01/21/2020
Sale of Common Stock	(1,361)	01/21/2020
Sale of Common Stock	(600)	01/21/2020
Sale of Common Stock	(200)	01/21/2020
Sale of Common Stock	(500)	01/22/2020
Sale of Common Stock	(200)	01/22/2020
Sale of Common Stock	(400)	01/22/2020
Sale of Common Stock	(75)	01/22/2020
Sale of Common Stock	(75)	01/22/2020
Sale of Common Stock	(75)	01/22/2020
Sale of Common Stock	(58)	01/22/2020
Sale of Common Stock	(58)	01/22/2020
Sale of Common Stock	(58)	01/22/2020
Sale of Common Stock	(58)	01/22/2020
Sale of Common Stock	(58)	01/22/2020
Sale of Common Stock	(58)	01/22/2020
Sale of Common Stock	(352)	01/22/2020
Sale of Common Stock	(100)	01/22/2020
Sale of Common Stock	(100)	01/22/2020
Sale of Common Stock	(40)	01/22/2020
Sale of Common Stock	(1,500)	01/22/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(300)	01/23/2020
Sale of Common Stock	(4000	01/23/2020
Sale of Common Stock	(400)	01/23/2020
Sale of Common Stock	(800)	01/23/2020
Sale of Common Stock	(300)	01/23/2020
Sale of Common Stock	(600)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(600)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(400)	01/23/2020
Sale of Common Stock	(300)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(400)	01/23/2020
Sale of Common Stock	(400)	01/23/2020
Sale of Common Stock	(600)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(350)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(250)	01/23/2020
Sale of Common Stock	(400)	01/23/2020
Sale of Common Stock	(1,700)	01/23/2020
Sale of Common Stock	(500)	01/23/2020
Sale of Common Stock	(75)	01/23/2020
Sale of Common Stock	(100)	01/23/2020
Sale of Common Stock	(125)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(330)	01/23/2020
Sale of Common Stock	(120)	01/23/2020
Sale of Common Stock	(400)	01/23/2020
Sale of Common Stock	(800)	01/23/2020
Sale of Common Stock	(500)	01/23/2020
Sale of Common Stock	(300)	01/23/2020
Sale of Common Stock	(400)	01/23/2020
Sale of Common Stock	(300)	01/23/2020
Sale of Common Stock	(600)	01/23/2020
Sale of Common Stock	(150)	01/23/2020
Sale of Common Stock	(600)	01/23/2020
Sale of Common Stock	(300)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(100)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(175)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(150)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(150)	01/23/2020
Sale of Common Stock	(75)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(100)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(300)	01/23/2020
Sale of Common Stock	(100)	01/23/2020
Sale of Common Stock	(100)	01/23/2020
Sale of Common Stock	(100)	01/23/2020
Sale of Common Stock	(100)	01/23/2020
Sale of Common Stock	(100)	01/23/2020
Sale of Common Stock	(200)	01/23/2020
Sale of Common Stock	(300)	01/23/2020
Sale of Common Stock	(150)	01/23/2020
Sale of Common Stock	(100)	01/23/2020
Sale of Common Stock	(50)	01/23/2020
Sale of Common Stock	(600)	01/24/2020
Sale of Common Stock	(300)	01/24/2020
Sale of Common Stock	(3,000)	01/24/2020
Sale of Common Stock	(3,000)	01/24/2020
Purchase of Common Stock	11	01/24/2020
Sale of Common Stock	(300)	01/27/2020
Sale of Common Stock	(100)	01/27/2020
Purchase of Common Stock	12	01/27/2020
Sale of Common Stock	(600)	01/28/2020
Sale of Common Stock	(400)	01/28/2020
Sale of Common Stock	(1,500)	01/28/2020
Sale of Common Stock	(400)	01/29/2020
Sale of Common Stock	(400)	01/30/2020
Sale of Common Stock	(400)	01/30/2020
Sale of Common Stock	(300)	01/30/2020
Sale of Common Stock	(400)	01/30/2020
Sale of Common Stock	(300)	01/30/2020
Sale of Common Stock	(200)	01/30/2020
Sale of Common Stock	(300)	01/30/2020
Sale of Common Stock	(500)	01/30/2020
Sale of Common Stock	(600)	01/30/2020
Sale of Common Stock	(50)	01/30/2020
Sale of Common Stock	(200)	01/30/2020
Sale of Common Stock	(150)	01/30/2020
Sale of Common Stock	(300)	01/30/2020
Sale of Common Stock	(200)	01/30/2020
Sale of Common Stock	(150)	01/30/2020
Sale of Common Stock	(150)	01/30/2020
Sale of Common Stock	(500)	01/30/2020
Sale of Common Stock	(1,000)	01/30/2020
Sale of Common Stock	(5000	01/30/2020
Sale of Common Stock	(400)	01/30/2020
Sale of Common Stock	(200)	01/30/2020
Sale of Common Stock	(500)	01/30/2020
Sale of Common Stock	(200)	01/30/2020
Sale of Common Stock	(200)	01/30/2020
Sale of Common Stock	(200)	01/30/2020
Sale of Common Stock	(400)	01/30/2020
Sale of Common Stock	(300)	01/30/2020
Sale of Common Stock	(300)	01/30/2020
Sale of Common Stock	(200)	01/30/2020
Sale of Common Stock	(500)	01/30/2020
Sale of Common Stock	(300)	01/30/2020
Sale of Common Stock	(200)	01/30/2020
Sale of Common Stock	(300)	01/30/2020
Sale of Common Stock	(150)	01/30/2020
Sale of Common Stock	(300)	01/30/2020
Sale of Common Stock	(1,600)	01/30/2020
Sale of Common Stock	(200)	01/30/2020
Sale of Common Stock	(100)	01/30/2020
Sale of Common Stock	(400)	01/30/2020
Sale of Common Stock	(400)	01/30/2020
Sale of Common Stock	(300)	01/30/2020
Sale of Common Stock	(300)	01/30/2020
Sale of Common Stock	(150)	01/30/2020
Sale of Common Stock	(300)	01/30/2020
Sale of Common Stock	(300)	01/30/2020
Sale of Common Stock	(150)	01/30/2020
Sale of Common Stock	(100)	01/30/2020
Sale of Common Stock	(300)	01/30/2020
Sale of Common Stock	(100)	01/30/2020
Sale of Common Stock	(35)	01/30/2020
Sale of Common Stock	(15)	01/30/2020
Sale of Common Stock	(200)	01/30/2020
Sale of Common Stock	(40)	01/30/2020
Purchase of Common Stock	12	01/30/2020
Purchase of Common Stock	12	01/30/2020
Sale of Common Stock	(1,200)	01/31/2020
Sale of Common Stock	(400)	01/31/2020
Sale of Common Stock	(500)	01/31/2020
Sale of Common Stock	(400)	01/31/2020
Sale of Common Stock	(300)	01/31/2020
Sale of Common Stock	(2,000)	01/31/2020
Sale of Common Stock	(2,000)	01/31/2020
Sale of Common Stock	(100)	01/31/2020
Sale of Common Stock	(200)	02/03/2020
Sale of Common Stock	(910)	02/03/2020
Sale of Common Stock	(400)	02/03/2020
Sale of Common Stock	(200)	02/03/2020
Sale of Common Stock	(150)	02/03/2020
Sale of Common Stock	(150)	02/03/2020
Sale of Common Stock	(150)	02/03/2020
Sale of Common Stock	(890)	02/03/2020
Sale of Common Stock	(200)	02/04/2020
Sale of Common Stock	(500)	02/04/2020
Sale of Common Stock	(300)	02/04/2020
Sale of Common Stock	(200)	02/04/2020
Sale of Common Stock	(1,500)	02/05/2020
Sale of Common Stock	(70)	02/05/2020
Sale of Common Stock	(2,000)	02/05/2020
Sale of Common Stock	(2,000)	02/05/2020
Sale of Common Stock	(800)	02/07/2020
Sale of Common Stock	(400)	02/07/2020
Sale of Common Stock	(500)	02/07/2020
Sale of Common Stock	(2,000)	02/07/2020
Sale of Common Stock	(2,000)	02/07/2020
Sale of Common Stock	(600)	02/07/2020
Purchase of Common Stock	19	02/07/2020
Sale of Common Stock	(1,000)	02/10/2020
Sale of Common Stock	(300)	02/10/2020
Sale of Common Stock	(4,700)	02/10/2020
Sale of Common Stock	(2,000)	02/10/2020
Sale of Common Stock	(2,000)	02/10/2020
Sale of Common Stock	(400)	02/10/2020
Sale of Common Stock	(800)	02/11/2020
Sale of Common Stock	(1,800)	02/11/2020
Sale of Common Stock	(100)	02/11/2020
Sale of Common Stock	(81)	02/11/2020
Sale of Common Stock	(2,000)	02/11/2020
Sale of Common Stock	(2,000)	02/11/2020
Purchase of Common Stock	22	02/11/2020
Purchase of Common Stock	11	02/11/2020
Sale of Common Stock	(740)	02/12/2020
Sale of Common Stock	(740)	02/12/2020
Sale of Common Stock	(100)	02/12/2020
Sale of Common Stock	(300)	02/13/2020
Sale of Common Stock	(2,760)	02/13/2020
Sale of Common Stock	(2,760)	02/13/2020
Purchase of Common Stock	34	02/13/2020
Sale of Common Stock	(1,400)	02/14/2020
Sale of Common Stock	(1,500)	02/14/2020
Sale of Common Stock	(1,500)	02/14/2020
Sale of Common Stock	(800)	02/18/2020
Sale of Common Stock	(2,300)	02/18/2020
Sale of Common Stock	(1,500)	02/18/2020
Sale of Common Stock	(200)	02/18/2020
Sale of Common Stock	(3,500)	02/18/2020
Sale of Common Stock	(700)	02/19/2020
Sale of Common Stock	(400)	02/20/2020
Sale of Common Stock	(200)	02/20/2020
Sale of Common Stock	(1,500)	02/20/2020
Purchase of Common Stock	39	02/20/2020
Sale of Common Stock	(800)	02/21/2020
Sale of Common Stock	(600)	02/21/2020
Sale of Common Stock	(1,500)	02/24/2020
Sale of Common Stock	(600)	02/24/2020
Sale of Common Stock	(500)	02/24/2020
Sale of Common Stock	(3,000)	02/24/2020
Purchase of Common Stock	37	02/24/2020
Sale of Common Stock	(1,400)	02/26/2020
Purchase of Common Stock	13	02/26/2020
Sale of Common Stock	(200)	02/27/2020
Purchase of Common Stock	78	02/27/2020
Sale of Common Stock	(13)	02/28/2020
Sale of Common Stock	(39)	03/02/2020
Purchase of Common Stock	200	03/02/2020
Sale of Common Stock	(200)	03/03/2020
Purchase of Common Stock	24	03/04/2020
Purchase of Common Stock	400	03/05/2020
Sale of Common Stock	(600)	03/06/2020
Sale of Common Stock	(400)	03/06/2020
Purchase of Common Stock	22	03/06/2020
Purchase of Common Stock	17	03/09/2020
Sale of Common Stock	(209)	03/10/2020
Purchase of Common Stock	2,000	03/10/2020
Purchase of Common Stock	19	03/11/2020
Sale of Common Stock	(300)	03/12/2020
Purchase of Common Stock	1,500	03/12/2020
Purchase of Common Stock	1,000	03/12/2020
Sale of Common Stock	(150)	03/13/2020
Sale of Common Stock	(2,000)	03/13/2020
Sale of Common Stock	(50)	03/13/2020
Sale of Common Stock	(200)	03/16/2020
Sale of Common Stock	(500)	03/16/2020
Purchase of Common Stock	500	03/16/2020
Purchase of Common Stock	1,600	03/16/2020
Purchase of Common Stock	200	03/16/2020
Sale of Common Stock	(400)	03/17/2020
Sale of Common Stock	(50)	03/17/2020
Sale of Common Stock	(4,000)	03/19/2020
Purchase of Common Stock	600	03/19/2020
Sale of Common Stock	(300)	03/19/2020
Sale of Common Stock	(300)	03/20/2020
Sale of Common Stock	(550)	03/20/2020
Sale of Common Stock	(250)	03/20/2020
Purchase of Common Stock	2,000	03/20/2020
Sale of Common Stock	(150)	03/23/2020
Purchase of Common Stock	200	03/23/2020
Purchase of Common Stock	1,500	03/23/2020
Sale of Common Stock	(60)	03/23/2020
Sale of Common Stock	(142)	03/23/2020
Sale of Common Stock	(200)	03/23/2020
Sale of Common Stock	(11)	03/24/2020
Sale of Common Stock	(9)	03/24/2020
Sale of Common Stock	(10)	03/24/2020
Sale of Common Stock	(29)	03/24/2020
Sale of Common Stock	(211)	03/24/2020
Sale of Common Stock	(123)	03/24/2020
Sale of Common Stock	(70)	03/24/2020
Sale of Common Stock	(138)	03/24/2020
Sale of Common Stock	(14)	03/24/2020
Sale of Common Stock	(18)	03/24/2020
Sale of Common Stock	(5)	03/24/2020
Sale of Common Stock	(6)	03/24/2020
Sale of Common Stock	(10)	03/24/2020
Sale of Common Stock	(6)	03/24/2020
Sale of Common Stock	(24)	03/24/2020
Sale of Common Stock	(75)	03/24/2020
Sale of Common Stock	(343)	03/24/2020
Sale of Common Stock	(2,306)	03/24/2020
Sale of Common Stock	(957)	03/24/2020
Sale of Common Stock	(468)	03/24/2020
Sale of Common Stock	(382)	03/24/2020
Sale of Common Stock	(21)	03/24/2020
Sale of Common Stock	(18)	03/24/2020
Sale of Common Stock	(20)	03/24/2020
Sale of Common Stock	(20)	03/24/2020
Sale of Common Stock	(200)	03/25/2020
Sale of Common Stock	(4,000)	03/26/2020
Purchase of Common Stock	600	03/27/2020
Purchase of Common Stock	400	03/31/2020

I-1

SCHEDULE II

The following table is reprinted from the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on [_____], 2020.

[to come]

II-1

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give GAMCO your proxy FOR the election of the Nominees by taking three steps:

•	SIGNING the enclosed BLUE proxy card,
•	DATING the enclosed BLUE proxy card, and
•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact GAMCO at its address below.

GAMCO Asset Management Inc.

One Corporate Center

Rye, New York 10580

(800) 422-3554

BLUE PROXY CARD

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 1, 2020

circor INTERNATIONAL, INC.

2020 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF GAMCO ASSET MANAGEMENT INC.

THE BOARD OF DIRECTORS OF CIRCOR INTERNATIONAL, INC.
IS NOT SOLICITING THIS PROXY

P          R          O          X          Y

The undersigned appoints David Goldman or George Maldonado, as attorney and agent with full power of substitution to vote all shares of Common Stock of CIRCOR International, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2020 Annual Meeting of Stockholders of the Company scheduled to be held at [___________, ____________, __________ _____] on [_______, ____ __], 2020, at 12:00 p.m. local time (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to GAMCO Asset Management Inc. (“GAMCO”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED [“FOR”/”AGAINST”] PROPOSAL 1, [“FOR”/”AGAINST”] PROPOSAL 2, “FOR” THE NOMINEES IN PROPOSAL 3 AND [“FOR”/”AGAINST”] PROPOSAL 4.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with GAMCO’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

GAMCO STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 3. GAMCO RECOMMENDS A VOTE [_____] PROPOSAL 1, RECOMMENDS A VOTE [____] PROPOSAL 2 AND RECOMMMENDS A VOTE [___] PROPOSAL 4.

1. To amend the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to implement a majority voting standard for uncontested director elections to first take effect at the Annual Meeting of Stockholders in 2021.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2. To amend the Certificate of Incorporation to declassify the Board of Directors of the Company (the “Board”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. GAMCO’s proposal to elect two Class III directors, Daniel R. Lee and Bruce M. Lisman, for one-year terms, such terms to continue until the Annual Meeting of Stockholders in 2021 and until each such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal or, if Proposal 2 is not approved, for three-year terms, such terms to continue until the Annual Meeting of Stockholders in 2023 and until each such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Daniel R. Lee Bruce M. Lisman	☐	☐	☐
__________
__________

GAMCO does not expect that the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, GAMCO has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

Note: If you do not wish for your shares of Common Stock to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEE(S) EXCEPT WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line above. Your Shares will be voted for the remaining nominee(s).

BLUE PROXY CARD

4. To consider an advisory resolution approving the compensation of the Company’s Named Executive Officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

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(Signature)

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(Signature, if held jointly)

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(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.